
03024833

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Keika Express Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 30 2003
THOMSON FINANCIAL

FILE NO. 82- 34718 FISCAL YEAR 3-31-03

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 7/29/03

ANNEX A

INFORMATION DISTRIBUTED SINCE MARCH 22, 2003

ARIS 3-31-03

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language documents listed 1 below are set out under TAB 1 and summary English translations of the documents listed from 2 to 5 below are included under TAB 2 hereto)

1. Annual Securities Report dated June 30, 2003

2. Extraordinary Report dated March 14, 2003 (summary English translation attached)

3. Brief Statement of Annual Financial Results dated May 16, 2003 for the Fiscal Year ended March 31, 2003 (summary English translation attached)

4. Notice of Convocation of General Meeting of Shareholders dated June 6, 2003 (together with Operating Report) (summary English translation attached)

5. Notice of Resolutions of General Meeting of Shareholders dated June 27, 2003 (summary English translation attached)

6. Press Releases (each summary English translation attached)

Date	Title
a) March 27, 2003	Notice Concerning Undertaking of Third Party Share Allocation of Keika Express CS Corporation
b) March 31, 2003	Notice Concerning Opening and Moving of Branches
c) March 31, 2003	Notice Concerning Organizational and Personnel Changes
d) March 31, 2003	Notice Concerning Establishment of New Commitment Line (Term-Out Style)
e) April 2, 2003	Notice Concerning Valuation Loss on Securities Investments at the End of Fiscal Year Ended March 31, 2003
f) April 30, 2003	Notice Concerning Opening of Branches
g) May 7, 2003	Notice Concerning Adjustment of Performance Forecasts
h) May 16, 2003	Notice Concerning Acquisition of Keika's Treasury Shares
i) May 16, 2003	Notice Concerning Stock Acquisition Rights for Stock Option Scheme
j) May 16, 2003	Notice Concerning Announcement of Financial Results by means of Electronic Method
j) May 29, 2003	Notice Concerning Establishment of an

7. The 16th Business Report (*Jigyou-houkokusho*) for the fiscal year ended March 31, 2003 (material information contained herein can be found in (i) the Notice of Convocation of General Meeting of Shareholders dated June 6, 2003 and (ii) the Investors Guide 2003)

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed below are included in TAB 3 hereto)

1. Investors Guide 2003

TAB 1

TAB 1

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Annual Securities Report dated June 30, 2003

   Annual Securities Report stating the results for the relevant fiscal year filed with the Director of Kinki Local Finance Bureau.

TAB 2

TAB 2

SUMMARY TRANSLATIONS

Set out below are the summary English translations of the documents referred to in ANNEX A items 2 to 6 of Section A.

#2

EXTRAORDINARY REPORT
DATED MARCH 14, 2003

Cover Page

Papers to be submitted	Extraordinary Report
Whom to be submitted	The Director of Kinki Local Finance Bureau
Date of submission	March 14, 2003
Company Name	Keika Express Co., Ltd.
Name and Title of Representative	President, Representative Director Katsutoshi Nishihara
Address of Home Office	12-32, Kakiuchi-cho, Kadoma-shi, Osaka
Telephone	06-6907-5770
Name of Contact Person	Manager, IR Section, Planning Department Masanori Sogawa
Address of Contact	12-32, Kakiuchi-cho, Kadoma-shi, Osaka
Telephone	06-6907-5770
Place to be exhibited	Osaka Securities Exchange Co., Ltd. 1-6-10, Kitahama, Chuou-ku, Osaka-shi, Osaka

1. Reason for Submission

The Company shall report a change of the Company's major shareholder pursuant to Article 24, Paragraph 5, Item 4 of the Securities Exchange Law and Article 19, Paragraph 2, Item 4 of the Ordinance of Cabinet concerning Disclosure of the contents, etc. of Corporations.

2. Contents of Report

(1) Name of the major shareholder related with the change:
Yutaka Nishihara

(2) Ratio of the number of the major shareholder's voting rights to the number of total shareholders' voting rights:

① The number of the major shareholder's voting rights:
Before the change: 9,079
After the change: 6,549

② The ratio to the number of total shareholders' voting rights:
Before the change: 11.8%
After the change: 8.5%

(3) Date of the change:
March 13, 2003

(4) Other:
The amount of capital as of the submission of the report: ¥1,262,448,000
The number of total shareholders' voting rights as of the submission of the report: 76,651

#3

Brief Statement of Annual Financial Results Dated May 16, 2003 For The Fiscal Year Ended March 31, 2003

May 16, 2003

Brief Statement of Annual Financial Results for the Fiscal Year ended March 2003 (Consolidated)

Name of the Listed Company: **Keika Express Co., Ltd.**

Securities Exchange where Listed: **Osaka Securities Exchange**

Security Code Number: **9374**

Location of Head Office: **Osaka-pref.**

URL: **http://www.keikaexp.co.jp/**

For Inquiries: **Yuzuru Taninaka, Managing Executive Officer and Accounting Manager**

Telephone: +81-06-6907-5770 (Pilot Number)

Date of the Meeting of the Board of Directors approving the Closing Account:

May 16, 2003

US GAAP: **Not applicable**

1. Consolidated Earnings of Fiscal Year ended March 2003

(1) Consolidated Operating Result

	Net Sales	Operating Profit	Recurring Profit
	Millions of Yen %	Millions of Yen %	Millions of Yen %
Fiscal Year ended March 2003	36,111 (12.1)	1,197 (△46.7)	1,257 (△46.4)
Fiscal Year ended March 2002	32,208 (24.8)	2,245 (95.5)	2,346 (86.7)

	Net Earnings	Net Earnings per Share	Net Earnings per Share after Adjustment of Potential Shares	Ratio of Net Earnings to Shareholders' Equity	Ratio of Recurring Profit to Total Assets	Ratio of Recurring Profit to Net Sales
	Millions of yen (%)	Yen	Yen	%	%	%
Fiscal Year ended March 2003	541 (△48.6)	67.24	—	8.7	6.4	3.5
Fiscal Year ended March 2002	1,053 (54.8)	138.33	138.22	18.7	16.2	7.3

(Footnotes: translation omitted)

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity	Shareholders' Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
Fiscal Year ended March 2003	21,839	6,315	28.9	819.68
Fiscal Year ended March 2002	17,249	6,110	35.4	794.93

(Footnotes: translation omitted)

(3) Condition of Consolidated Cash Flow

	Cash Flow from Operating Activities	Cash Flow from Investing Activities	Cash Flow from Financing Activities	Closing Balance of Cash and Cash Equivalent
	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
Fiscal Year ended March 2003	△3,062	△660	4,115	3,506
Fiscal Year ended March 2002	△1,561	△195	2,659	3,055

(4) Matters concerning the Range of Consolidation and Equity Method

Consolidated Subsidiaries: 3

Non-consolidated Subsidiaries on Equity Method: 0

Non-consolidated Subsidiaries Not on Equity Method: 0

(5) Changes in the Range of Consolidation and Equity Method

New Consolidated Subsidiaries: 1

Excluded Consolidated Subsidiaries: 0

New Non-consolidated Subsidiaries on Equity Method: 0

Excluded Non-consolidated Subsidiaries on Equity Method: 0

2. Consolidated Earnings Forecast of Fiscal Year ended March 2004

	Net Sales	Recurring Profit	Net Earnings
	Millions of Yen	Millions of Yen	Millions of Yen
Interim Fiscal Year	20,012	727	421
Whole Fiscal Year	43,391	2,006	1,163

Reference: Estimated Net Earnings per Share (Consolidated) 151.61 Yen

(Footnotes: translation omitted)

(Attachment)

1. Corporate Group

The Keika Express Group consists of Keika Express Co., Ltd. and its three subsidiaries, MC Convenience Co., Ltd., Luck Co., Ltd. and Keika Express CS Corporation. The Group's activities include consigned freight transportation business and owner-operator development businesses.

MC Convenience Co., Ltd., Keika Express CS Corporation and Luck Co., Ltd. are consolidated subsidiaries. Luck Co., Ltd. was previously a non-consolidated subsidiary but has been included in the consolidation from the current consolidated accounting period because of its growing importance.

Business Activities

- Transportation Section (consigned freight transportation business)

Activities in this segment include transportation of freight on behalf of customers, warehouse operations and delivery services, as well as various incidental services associated with transportation, such as installation, assembly, wiring, inspection and display of goods at delivery sites. Customers appreciate the ability of the Keika Group to provide services in areas that are generally difficult for major transportation firms, such as non-standard freight, high-frequency, small-lot freight, same-day freight, and transportation of fresh foodstuffs, as well as incidental services.

Consigned freight transportation services are provided mainly under long-term agreements with customers (shippers). The Keika Express Group helps shippers to outsource their physical distribution and related operations. Services contracted to Keika Express by shippers are actually performed by owner-operators who have signed basic outsourcing agreements with Keika Express. Part-timers and other workers who have not entered into basic outsourcing agreements are used for some incidental services.

Owner-operators are paid 76% of monthly sales as contract charges. There is an incentive scheme under which the percentage rises to 78% for owner-operators who have dealt with Keika Express for at least one year but less than two, to 80% after at least two years but less than three, to 82% after at least three years but less than five, and to 84% after five years. Annual sales guarantees are also provided, subject to certain conditions.

Keika Express CS Corporation contracts with customers to provide transportation services and incidental services for small, medium and large freight items. It operates mainly in the Kanto region. It uses its own staff, including drivers, to provide these services.

Other revenues from transportation operations include contributions to the cost of freight accident countermeasures, which are levied only on operating days as a provision against accidents, and contributions to business development costs, which are levied to cover the cost of service contracting applications. These charges are levied from owner-operators.

- Sales Section (including owner-operator development business)

The role of this business segment is to develop the owner-operators needed to carry out freight transportation contracts. Owner-operators are recruited mainly through job listing fliers. Independent business establishment seminars are held throughout Japan, and people are selected for owner-operator development after careful screening. Revenues from this segment include sales of light trucks and accessories based on Keika Express specifications, and commissions from affiliated businesses, such as vehicle loan arrangement commissions and commissions received from finance companies for administrative services provided by Keika Express. MC Convenience Co., Ltd. also earns income in the form of customer commissions for the arrangement of installment purchases, as well as lease income and other revenues.

Keika Express maximizes earnings from its vehicle sales business in two ways. First, it reduces costs through bulk purchasing of vehicles, parts and other essentials. Second, it adds value to its vehicles by increasing load capacity and loading efficiency compared with vehicles available on the general market.

MC Convenience Co., Ltd. arrangements installment purchase plans and leases for Keika Express owner-operators. The activities of Luck Co., Ltd. include the sale of used light freight vehicles and accessories to Keika Express.

The following table shows income flows from this segment, and the positioning of the segment in the Keika Express Group.

Segment	Item	Details	Company
Transportation (Consigned Freight Transportation Business)	Income from transportation business	Contracting of light vehicle freight transportation and incidental service	Keika Express Co., Ltd. Keika Express CS Corporation

	Other income	Freight insurance commissions, business development commissions, etc., pertaining to the above activities, freight storage and handling revenues, etc.	
Sales (Owner Operator Development Business)	Sales of goods	Revenues from sales of light freight vehicles, accessories and bodies based on Keika Express specifications to owner-operators	Keika Express Co., Ltd. MC Convenience Co. Ltd. Luck Co., Ltd.
	Other operating revenues	Affiliation charges, etc., pertaining to the above activities	

[System diagram – see Investor Guide]

2. Management Policy

(1) Basic management policy

Keika Express Co., Ltd. describes itself as "a trucking firm without trucks." It accepts contracts from shippers and provides low-cost, small-lot transportation services and incidental services. These services are actually outsourced from owner-operators developed by Keika Express. This approach is known as "double-outsourcing."

The efforts of businesses to reduce costs are reflected in growing demand for physical distribution outsourcing. Consumer demand for home delivery services is also expanding. The basic management policy of Keika Express is to achieve shared prosperity with customers and owner-operators, and to earn the trust of shareholders through its role as a physical distribution partner capable of providing its customers with optimized physical distribution infrastructure, including support and consultation.

In recent years, Japan has experienced changes in its employment structure and a prolonged recession driven by a deflationary trend. The resulting restructuring in the business sector has had a major impact on both business activities and livelihoods.

These changes have also started to affect the physical distribution sector. Businesses are turning to strategic outsourcing so that they can focus their energies on their own core competencies, and most companies see the establishment of efficient physical distribution systems as a key priority. Keika Express will continue to offer physical distribution support and consultation in various formats to meet the growing demand for business outsourcing. Its mission is to work in partnership with its customers to build new physical distribution service infrastructure that reflect current needs, and to provide consistently innovative physical distribution services.

(2) Basic policy on profit appropriation

Reliable profit distribution to shareholders is one the most important management priorities for Keika Express. Dividends will continue to be decided on the basis of business results in each accounting period, taking into account the need to retain income for future business development.

(3) Thoughts and Policies on Reduction of the Investment Unit

In August 2001, Keika Express reduced the minimum unit for investment in its shares from 1,000 shares to 100 shares. The aim of this change was to improve the marketability of its shares and expand the investor base. The minimum amount required to invest in Keika Express shares at the end of the current accounting period was less than ¥100,000 per 100-share lot, so there appears to be no requirement for specific measures at this time.

(4) Target Indicators

When setting management targets Keika Express emphasizes return on equity (ROE), which is relevant to the improvement of shareholder value and the maintenance of financial stability. Management is working relentlessly to achieve an ROE of 15% or higher on a continuing basis.

(5) Medium- and long-range management strategy

As "a trucking firm without trucks," Keika Express uses light trucks to provide low-cost, small-lot transportation services under a non-asset business structure. Through this activity, it has helped businesses to establish optimized physical distribution systems. The strength of the Keika Express Group is derived from its ability to provide low-cost transportation of non-standard items through services that are distinctly different from those offered by conventional physical distribution companies, and from a sales development approach based on proposal marketing of physical distribution solutions that are customized to match the needs of individual businesses. Keika Express plans to expand and enhance its sales development operations, and to make its customized, non-standard physical distribution services the core for the continuing expansion of its business activities.

This strategy for the medium- to long-term future was reflected in the establishment of the new Keika B2B EXPRESS service, a small-lot transportation service for the business-to-business (B2B) market. Initially this service will be offered in the 23 wards of Tokyo proper. As demand grows, the service area will be expanded to include the entire Tokyo Metropolitan Area, and eventually the Chubu and Kinki regions as well. Keika Express plans to attract demand for this type of service by moving into the larger market for small-lot mixed-load transportation services for businesses. It will diversify its operations to include not only its existing freight services, which are based on the exclusive use of vehicles for individual businesses, but also combined-load services for multiple businesses. Keika Express has already completed its nationwide network. In the future, it will use long-distance combined-load operators, including some acquired through M&A, in addition to its owner-operators. These networks will continue to be operated under a highly efficient model based on utilization rather than ownership. This approach will allow Keika Express to develop low-cost, order-made services that are distinctly different from the services offered by conventional physical distribution contractors.

(6) Challenges

One of the most important challenges facing the owner-operator development business relates to Japan's employment environment in recent years. A sustained growth trend in the number of applicants wishing to become owner-operators has been paralleled by continuing deterioration in the financial status of applicants. Keika Express has limited the number of new owner-operators accepted for development, but recruitment of owner-operators is vital to the expansion of the transportation business. Keika Express has responded to this problem by establishing a start-up support business for light truck transportation operators based on the partial outsourcing of owner-operator development. It also plans to build efficient light-truck transportation capacity based on contracted operators by securing mixed-load freight operators through M&A and business alliances. Keika Express aims to secure owner-operators while minimizing new exposure to long-term receivables and other burdens, and to expand the use of double-outsourcing in its transportation operations.

(7) Basic Stance on Corporate Governance and Implementation of Related Measures

(Basic Stance)

Corporate governance is becoming increasingly important in today's globalized environment. Keika Express views good governance as a crucial management priority and is working to enhance shareholder value through prompt and effective management decision-making, and to strengthen risk management and compliance systems by establishing clear management accountability through the separation of supervisory management and executive functions, and through the reinforcement of compliance systems.

(Implementation of Measures)

① Management Decision-Making, Executive and Supervisory Organizations and other Aspects of Corporate Governance

? Company with committee system or company with corporate auditor system
Company with corporate auditor system

? Appointment of outside directors and outside auditors
None of the six directors are outside directors but two or the three corporate auditors are outside corporate auditors.

? Provision of dedicated staff for outside officers
There are no dedicated staff, and services are basically provided by the general affairs, accounting, legal affairs and audit departments.

? Executive and supervisory structures
Keika Express has introduced an executive officer system to ensure prompt management decision-making and strengthen the executive organization. In accordance with corporate policy established by the Board of Directors, directors also work in an executive capacity. Corporate operations are delegated to executive officers, who are responsible for the implementation of operations in the areas to which they are assigned. Executive officers make regular reports to the Board of Directors concerning the performance of their allocated tasks. It is the responsibility of the Board of Directors to supervise the work of the executive officers whom they have appointed.

? Internal control systems
Under the leadership of the President, directors or executive officers are given responsibility for administration, accounting and business departments. Authority is delegated to these directors, allowing them to make decisions at their discretion, and checks are carried out between departments. The Managing Director leads the audit department and works with the auditors to maintain a structure capable of monitoring the performance of operations.

? Attorneys, accounting auditors and other third-party personnel
Keika Express has retained three law firms, Kimura, Urakawa & Katayama Law Office, Hironaka Law Office, Nishiura Law Office and Mori Hamada & Matsumoto, to provide legal advice about corporate governance and legal issues in relation to business operations. The corporate accounts are audited by Deloitte Touche Tohmatsu.

② Summary of Personnel, Capital and Business Relationships between the Company and its Outside Directors and Outside Corporate Auditors
None of the outside auditors have been employed by the Company or its associated companies, etc., and there are no capital or business relationships.

③Corporate Governance Improvement Measures in the Past Year

The views of auditors are sought at monthly meetings of the Board of Directors, and standing corporate auditors also attend special board meetings. These measures allow the auditors to monitor the performance of directors' duties. The executive officer system has been further enhanced to provide a clearer separation of supervisory and executive functions. Management structures in business and administration departments have been strengthened.

3. Business Results and Financial Position

(1) Business Results

① Business Results for Current Term

At one point the Japanese economy appeared to be on track for a partial recovery driven by export growth and other factors. However, business sector capital investment remained stagnant because of the prolonged deflationary environment, and share prices also continued to languish. The economy was unable to shake off the effects of the uncertain outlook, and conditions remained harsh.

In the transportation sector, there were no signs of a recovery in business confidence toward capital investment. There was also a downward trend in freight volumes. The home delivery industry maintained its growth trend as the leading force in the industry.

The Keika Express Group continued the steady development of its business activities, especially its freight contracting operations, in this environment. In addition to its existing low-cost freight services for non-standard freight, Keika Express also launched the new Keika B2B EXPRESS, a small-lot mixed-load transportation service. This new service, which targets the business-to-business (B2B) market, made a very successful start. Keika Express also continued its active development of other business approaches, including proposal sales based on outsourced transportation services using light trucks, and the formation of business alliances with trucking firms. Approaches such as these allowed Keika Express to attract large volumes of contract business.

Keika Express CS Corporation, which was acquired in the previous year, became a consolidated subsidiary. Business support provided by Keika Express was highly effective, and the new subsidiary was able to move into the black and contribute to the Keika Express Group in the current accounting period. Its operating profit increased by

¥549 million compared with the same period in the previous year to ¥299 million, while its recurring profit was ¥537 million higher at ¥284 million.

However, factors arising in the first half of the year, including transportation sales guarantee payments to affiliated operators, affected performance for the whole year, even though there was gradual improvement in the second half. In addition, there was a valuation loss on investment securities at the end of the accounting period because of the stagnation of the share market.

These factors were reflected in the consolidated results for the current accounting period. While net sales increased by 12.1% year-on-year to ¥36,111 million, gross profit on sales was 0.5% lower at ¥12,137 million, and operating profit was 46.7% lower at ¥1,197 million. Recurring profit declined by 46.4% to ¥1,257 million, and net profit by 48.6% to ¥541 million.

Segment Information

? Transportation Section

There was growing demand for low-cost, small-lot delivery services, and demand for physical distribution outsourcing also expanded. Keika Express took advantage of these trends to attract business.

In the current accounting period, Keika Express launched a new medium-range management plan. It also introduced the new Keika B2B EXPRESS service, a small-lot mixed-load delivery system for the business-to-business market, in addition to its existing services based on the exclusive use of trucks for specific customers.

Transportation sales increased by 13.1% year-on-year to ¥25,379 million. However, the ratio of gross profit to transportation sales was 3.0% lower at 21.0%, with the result that operating profit from transportation operations declined by 55.0% to ¥365 million. Keika Express made transportation sales guarantee payments to affiliated operators, which were struggling to secure sufficient contract drivers. While the second half of the year brought an improvement compared with the first half, the problem continued to occur. Affiliated operators currently own 1,400 vehicles, and the operating rate at the end of the current accounting period was 65.9%, compared with 42.2% at the beginning of the period.

? Sales Section

The development business includes the development of contract owner-operators. The first priority in this area is quality, and Keika Express tightened its suitability criteria and reduced the number of applicants accepted for development. The light freight operator establishment support business expanded steadily, leading to increased lease revenues from affiliated companies. Development-related sales amounted to ¥10,732 million, an increase of 9.8% compared with the result for the previous accounting period. Operating profit from the development business was 12.4% lower at ¥2,437 million. This reflects the fact that there were no high-volume sales of light freight services to corporate customers, which were a special factor in the previous accounting period.

② Forecast for the Year to March 2004

The business environment is expected to remain harsh. In addition to changes in the international situation resulting from the war in Iraq and other factors, there is also concern about the uncertain outlook for the U.S. economy, and about how trends in the U.S. economy will affect economic conditions in Europe and Asia. Companies in Japan are also expected to face difficult conditions, including uncertain an export outlook, a depressed stock market, continuing un employment and income stagnation.

The year ahead is expected to bring further corporate restructuring in the transportation sector, including the establishment of physical distribution firms as spin-offs. Growing pressure to reduce costs is likely to widen the gap between efficient and inefficient operators. The qualities separating successful companies from those that fall by the wayside will include the ability to develop customers and implement proposal-based marketing. The trends toward business mergers, alliance formation and restructuring are expected to accelerate.

In the transportation segment, Keika Express will further expand the Keika B2B EXPRESS service, which it introduced in May 2002. The coverage area for this highly cost-competitive service will be extended to include the Kinki and Chukyo regions, as well as the Tokyo Metropolitan Area. The aim is to attract demand in the market for small-lot business-to-business freight services by building the B2B EXPRESS system into a core business area for Keika Express, alongside existing freight services based on the exclusive use of vehicles for specific customers, and transportation-related services centering on incidental tasks.

In the development segment, employment trends over the past few years have been reflected in an upward trend in applicant numbers. Because of deteriorating economic conditions, however, it has become necessary to check the credit status of applicants with increased care. At the same time, the recruitment of owner-operators is vital to the expansion of the transportation business. While limiting the number of new applicants selected for owner-operator development, Keika Express plans to expand its development support business by partially outsourcing its development activities to another company. This approach will allow Keika Express to recruit owner-operators while reducing development-related costs. It will also work to reduce long-term receivables through a commission selling system designed to speed up debt recovery. Light trucks owned by debtors with long-term payables will be sold on commission to new owner-operators, and the proceeds from these sales will be applied to debt repayment.

Sales in the year to March 2004 are expected to increase by 20.2% over the previous year's level to ¥43,391 million, and recurring profit by 59.5% to ¥2,006 million. The projected net profit figure of ¥1,163 million represents an increase of 114.9%.

4. Financial Position

(1) Overview of Current Consolidated Accounting Period

(millions of yen)

Item	Current Term (April 1, 2002-March 31, 2003)	(Previous Term (April 1, 2001-March 31, 2002)	Year-on-Year Increase (Decrease)
Cash flows from operating activities	△3,062	△1,561	△1,500
Cash flows from investment activities	△660	△195	△464
Cash flows from financial activities	4,115	2,659	1,456
Increase (decrease) in cash and cash equivalents	393	902	△509
Term-end balance of cash and cash equivalents	3,506	3,055	450

Cash flows from operating activities

Cash flows from operating activities were negative by ¥3,062 million in the current accounting period, compared with negative ¥1,561 million in the previous accounting period. Reasons for this result include a ¥1,261 million reduction net profit before income taxes, and an increase in installment claims on MC Convenience Co., Ltd.

Cash flows from investment activities

Cash flows from investment activities in the current accounting period were negative by ¥660 million, compared with negative ¥195 million in the previous accounting period. This resulted mainly from acquisition of investment securities.

Cash flows from financial activities

Cash flows from financial activities were positive by ¥4,115 million, compared with ¥2,659 million in the previous accounting period. The main contributing factors were the procurement of bank loans and the issuance of bonds.

Cash and cash equivalents at the end of the current consolidated accounting period increased by ¥393 million, while the inclusion of Luck Co., Ltd. in the consolidation added ¥57 million to funds. This brought the total to ¥3,506 million.

Four-Year Trends in Cash Flow Indicators

	Year ended				
Indicator	3/1999	3/2000	3/2001	3/2002	3/2003
Shareholders' equity ratio (%)	27.8	29.6	43.8	35.4	28.9
Shareholders' equity at market price (%)			103.5	102.5	26.4
Years to debt retirement (Years)			5.9		
Interest coverage ratio			15.7		

Notes:

1. The above financial indicators are calculated as follows.

   Shareholders' equity ratio (%) — Shareholders' equity/total assets
   Shareholders' equity at market price (%) — Aggregate value/total assets
   Years to debt retirement (Years) — Interest-bearing debt/operating cash flows
   Interest coverage ratio — Operating cash flows/interest payments

2. All of the above financial indicators were calculated on a consolidated basis.
3. No shareholders' equity at market price, years to debt retirement and interest coverage ratio are shown for the year ended March 31,1999 because no consolidated cash flow statement was prepared for that year.
4. Shareholders' equity at market price is not shown for the year ended March 31, 2000 and previous years, since Keika Express Co., Ltd. shares were first listed on the second section of the Osaka Securities Exchange in October 2000.
5. Years to debt redemption and the interest coverage ratio are not shown in the years ended March 31, 2000, March 31, 2002 and March 31, 2003, since cash flows from operating activities were negative in those years.
6. Aggregate value is calculated by multiplying the closing price at the end of the accounting period by the number of shares issued and outstanding at the end of the accounting period (excluding treasury stock).
7. Operating cash flows are based on cash flows from operating activities as stated in the consolidated Cash Flow Statement. Interest-bearing debt consists of all liabilities stated in the consolidated Balance Sheet on which interest is paid. Interest

payments are based on the interest payment amounts stated in the consolidated Cash Flow Statement.

② Outlook for the Year to March, 2004

Cash flows from operating activities
Keika Express aims to minimize the increase in long-term receivables through its light-freight operator establishment support business, and by selling on commission.

Cash flows from investment activities
Keika Express will keep its investment to the absolute minimum required for business expansion.

Cash flows from financial activities
Keika Express will make optimal use of its commitment line to obtain low-cost finance.

CONSOLIDATED BALANCE SHEETS

(Unit: Millions of Yen)

Assets					
Item	This consolidated fiscal year (March 31, 2003)		Previous consolidated fiscal year (March 31, 2002)		Compared with the previous fiscal year
	Amount	Ratio	Amount	Ratio	
		%		%	
Current assets	13,147	60.2	11,501	66.7	1,645
Cash and bank deposits	3,814		3,785		29
Notes receivable and accounts receivable	3,501		4,039		△ 538
Installment accounts receivable	3,769		2,141		1,627
Inventories	89		107		△ 18
Deferred tax assets	183		247		△ 64
Others	1,909		1,247		661
Allowance for doubtful accounts	△ 119		△ 68		△ 51
Fixed assets	8,692	39.8	5,747	33.3	2,944
(Tangible fixed assets)	1,063	4.9	949	5.5	114
Buildings and structures	307		277		29
Machinery and transportation equipment	224		163		60
Land	426		426		—
Others	106		82		24
(Intangible fixed assets)	351	1.6	418	2.4	△ 67
Consolidation adjustment account	224		299		△ 74
Others	126		119		6
(Investments and other assets)	7,277	33.3	4,379	25.4	2,897
Investment securities	457		58		399
Long-term accounts receivable	812		1,956		△ 1,144
Claims in bankruptcy, rehabilitation and other similar items	793		1,461		△ 667
Deferred tax assets	1,187		879		308
Guarantee deposits	1,274		980		294
Subordinated valuation interest in trust	3,507		—		3,507
Others	780		298		482
Allowance for doubtful accounts	△ 1,536		△ 1,254		△ 282
Total assets	21,839	100.0	17,249	100.0	4,590

Liabilities					
Item	This consolidated fiscal year (March 31, 2003)		Previous consolidated fiscal year (March 31, 2002)		Compared with the previous fiscal year
	Amount	Ratio	Amount	Ratio	
		%		%	
Current liabilities	11,292	51.7	8,688	50.4	2,603
Notes payable and accounts payable	379		568		△ 189
Short-term borrowings	4,483		2,455		2,028
Bonds payable, due within one year	256		96		160
Current portion of long-term borrowings	1,471		1,035		436
Accounts payable to owner-operators	1,669		1,538		131
Accrued income taxes	180		1,108		△ 927
Allowance for bonuses	135		118		16
Unearned interest on installment	1,384		755		629
Other current liabilities	1,332		1,013		319
Fixed liabilities	4,231	19.4	2,450	14.2	1,781
Bonds	718		204		514
Long-term borrowings	3,052		1,787		1,265
Reserve for retirement benefits	72		97		△ 24
Reserve for directors' retirement allowances	286		256		30
Others	101		104		△ 2
Total liabilities	15,524	71.1	11,138	64.6	4,385
Minority interest					
Minority Interest	-	-	-	-	-
Sharehoders' equity					
Capital	-	-	1,262	7.3	△ 1,262
Capital reserve	-	-	1,188	6.9	△ 1,188
Surplus from consolidation	-	-	3,673	21.3	△ 3,673
Valuation differences on other securities	-	-	△ 13	△ 0.1	13
Treasury stock	-	-	△ 0	△ 0.0	0
Total shareholders' equity	-	-	6,110	35.4	△ 6,110
Capital	1,262	5.7	-	-	1,262
Capital surplus	1,188	5.4	-	-	1,188
Earned surplus	3,918	18.0	-	-	3,918
Valuation differences on other securities	△ 26	△ 0.1	-	-	△ 26
Treasury stock	△ 27	△ 0.1	-	-	△ 27
Total shareholders' equity	6,315	28.9	-	-	6,315
Total of liabilities, minority interest, and shareholders' equity	21,839	100.0	17,249	100.0	4,590

CONSOLIDATED PROFIT AND LOSS STATEMENT

(Unit: Millions of Yen)

Item	This consolidated fiscal year [April 1, 2002 – March 31, 2003]		Previous consolidated fiscal year [April 1, 2001 – March 31, 2002]		Compared with the previous fiscal year
	Amount	Ratio	Amount	Ratio	
Net sales	36,111	100.0	32,208	100.0	3,903
Sales cost	23,974	66.4	20,006	62.1	3,968
Gross profit on sales	12,137	33.6	12,202	37.9	△ 65
Selling, general and administrative expenses	10,939	30.3	9,957	30.9	982
Advertising and general publicity expenses	2,714		2,601		113
Allowance for doubtful accounts	581		491		90
Remuneration, salary, and allowance	3,692		3,410		282
Allowance for bonuses	120		108		12
Reserve for retirement benefits	31		27		4
Welfare expenses	509		505		3
Traveling expenses	501		502		△ 1
Rent expenses	970		690		279
Depreciation expenses	127		119		7
Others	1,689		1,499		189
Operation profit	1,197	3.3	2,245	7.0	△ 1,047
Non-operating income	310	0.9	207	0.6	102
Fees received	59		69		△ 10
Income from indemnities	98		91		7
Cancellation charges	76		11		64
Others	76		35		41
Non-operating expenses	250	0.7	106	0.3	143
Interest expenses	41		26		15
Bond issuing expenses	17		16		1
Fees paid	64		21		42
Loss on interest rate swap	31		–		31
Capital loss on senior valuation interest in trust	26		–		26
Others	67		41		26
Recurring profit	1,257	3.5	2,346	7.3	△ 1,088
Special profit	4	0.0	1	0.0	3
Gain on sale of fixed assets	3		1		2
Others	0		–		0
Special loss	228	0.6	52	0.2	176
Loss on retirement of fixed assets	8		7		1
Loss on evaluation of investment securities	220		45		175
Net earnings before income taxes	1,033	2.9	2,295	7.1	△ 1,261
Corporate income tax, resident tax and enterprise tax	681	1.9	1,527	4.7	△ 846
Prior year's corporate income tax, etc.	46	0.1	53	0.2	△ 7
Income taxes-deferred	△ 235	△ 0.6	△ 339	△ 1.1	103
Net earnings	541	1.5	1,053	3.3	△ 512

STATEMENT OF CONSOLIDATED SURPLUS

(Unit: Millions of Yen)

Item	This consolidated fiscal year (April 1, 2002 – March 31, 2003)	Previous consolidated fiscal year (April 1, 2001 – March 31, 2002)
	Amount	Amount
Initial balance of consolidated surplus	–	2,846
Decrease in consolidated surplus	–	226
Dividends	–	208
Bonus paid to directors	–	18
Net earnings	–	1,053
Closing balance of consolidated surplus	–	3,673
(Capital surplus)		
Initial balance of capital surplus	1,188	–
Initial balance of capital reserve	1,188	–
Closing balance of capital surplus	1,188	–
(Earned surplus)		
Initial balance of earned surplus	3,673	–
Initial balance of consolidated surplus	3,673	–
Increase in earned surplus	541	–
Net earnings	541	–
Decrease in earned surplus	296	–
Dividends	268	–
Bonus paid to directors	27	–
Closing balance of earned surplus	3,918	–

STATEMENT OF CONSOLIDATED CASH FLOW

(Unit: Millions of Yen)

Item	This consolidated fiscal year (April 1, 2002 – March 31, 2003)	Previous consolidated fiscal year (April 1, 2001 – March 31, 2002)
	Amount	Amount
Cash flow from operating activities		
Net earnings before income taxes	1,033	2,295
Depreciation expenses	158	140
Increase or decrease in allowance for doubtful accounts	332	294
Increase or decrease in allowance for bonuses	16	6
Increase or decrease in reserve for retirement benefits	△ 24	△ 37
Increase or decreasein reserve for directors' retirement allowances	30	25
Interest and dividend income	△ 9	△ 2
Interest expenses	41	26
Increase or decrease in accounts receivable	△ 694	△ 2,345
Increase or decrease in installment accounts receivable	△ 1,747	△ 529
Increase or decrease in inventories	26	△ 44
Increase or decrease in accounts payable	△ 72	△ 47
Increase in accrued consumption taxes	△ 164	128
Increase in other assets and liabilities	△ 551	△ 672
Others	261	107
Sub-total	△ 1,364	△ 654
Receipt of interest and dividends	8	2
Payment of interest	△ 40	△ 33
Payment of income taxes	△ 1,666	△ 876
Cash flow from operating activities	△ 3,062	△ 1,561
Cash flow from investing activities		
Increase in time deposits	△ 736	△ 472
Proceeds from time deposits	907	300
Payment for acquisition of investment securities	△ 641	△ 80
Proceeds from sale of investment securities	–	3
Payment for acquisition of tangible assets	△ 263	△ 141
Proceeds from sales of tangible assets	6	2
Proceeds from acquisition of subsidiary stocks according to the change in scope of consolidation	–	515
Others	66	△ 322
Cash flow from investing activities	△ 660	△ 195
Cash flow from financing activities		
Net increase or decrease of short-term borrowings	2,016	1,571
Increase in long-term borrowings	2,300	1,700
Payment of long-term borrowings	△ 606	△ 862
Payment of dividends	△ 268	△ 208
Issuance of shares	–	159
Proceeds from issuance of bonds	800	300
Payment for redemption of bonds	△ 126	–
Payment for purchase of treasury stock	–	△ 0
Cash Flow from Financing Activities	4,115	2,659
Commutation balance of cash and cash equivalents	–	–
Increase or decrease in cash and cash equivalents	393	902
Initial balance of cash and cash equivalents	3,055	2,153
Increase in cash and cash equivalents as a result of further consolidation	57	–
Closing balance of cash and cash equivalents	3,506	3,055

(Footnotes) [translation omitted other than segment information and per share information]

Segment Information

(1) Business Segments

Current Fiscal Year (from April 1, 2002 to March 31, 2003)

(Millions of yen)

	Transportation	Owner-Operator Development	Total	Eliminations/ Corporate	Consolidated
I. Sales and Operating Income					
Sales					
(1) Sales to customers	25,379	10,732	36,111	?	36,111
(2) Intersegment sales and transfers	?	265	265	(265)	?
Total	25,379	10,997	36,377	(265)	36,111
Operating expenses	25,014	8,559	33,574	1,340	34,914
Operating income	365	2,437	2,802	(1,605)	1,197
II. Total Assets, Depreciation and Capital Expenditures					
Total assets	4,548	11,349	15,898	5,941	21,839
Depreciation	79	25	104	53	158
Capital expenditures	191	54	246	310	556

2. Names of Main Goods and Products in Each Segment

Segment	Product	Details
Transportation section (Consigned freight transportation)	Freight transportation revenues	Contracting of light-truck freight transportation and incidental service
	Other operating revenues	Freight insurance commissions, business development commissions, etc., pertaining to the above activities
Sales section (Owner-operator development)	Sales of goods	Revenues from sales of light-truck vehicles and accessories based on Keika Express specifications to owner-operators
	Other operating revenues	Affiliation charges, etc., pertaining to the above activities

3. Operating expenses include eliminations and corporate items that cannot be apportioned. These amount to ¥1,697 million and relate mainly to the parent company's administrative operations.

4. Assets include corporate assets amounting to ¥5,940 million, including eliminations and corporate items. These items relate mainly to the parent company's surplus investment funds (cash), long-term investment funds (investment securities), and administration-related assets, etc.

5. Depreciation and capital expenditures include long-term prepaid expenses and its amortization.

Previous Fiscal Year (from April 1, 2001 to March 31, 2002)

The principal business operations of the Keika Express Group are freight transportation contracting and owner-operator development. Separate segment information for these activities was not previously shown in the accounts because they were seen as a single, indivisible business segment, consisting of the sale of light trucks built to Keika Express specifications to owner-operators to support the establishment of their businesses (owner-operator development), and the contracting of owner-operators to provide transportation services contracted to Keika Express by customers.

In the current term, Keika Express has started to sell its light trucks to non-group users as well as to owner-operators. It has also turned Keika Express CS, which owns trucks and is involved primarily in provision of medium and large freight transportation services and related incidental services, into a consolidated subsidiary. These changes have partially reduced the linkage between freight transportation contracting and owner-operator development, and segment information will therefore be shown separately, starting with the current term.

(Millions of yen)

	Transportation	Owner-Operator Development	Total	Eliminations/ Corporate	Consolidated
I. Sales and Operating Income					
Sales					
(1) Sales to customers	22,432	9,776	32,208	?	32,208
(2) Intersegment sales and transfers	?	117	¥117	(¥117)	?
Total	22,432	9,893	32,325	(117)	32,208
Operating expenses	21,621	7,110	28,732	1,231	29,963
Operating income	810	2,782	3,593	(1,348)	2,245
II. Total Assets, Depreciation and Capital Expenditures					
Total assets	4,336	8,286	12,623	4,625	17,249
Depreciation	84	27	112	27	140
Capital expenditures	132	39	172	14	187

2. Names of Main Goods and Products in Each Segment

Segment	Product	Details
Transportation section (Consigned freight transportation)	Freight transportation revenues	Contracting of light-truck freight transportation and incidental service
	Other operating revenues	Freight insurance commissions, business development commissions, etc., pertaining to the above activities

Sales section (Owner-operator development)	Sales of goods	Revenues from sales of light-truck vehicles and accessories based on Keika Express specifications to owner-operators
	Other operating revenues	Affiliation charges, etc., pertaining to the above activities

3. Operating expenses include eliminations and corporate items that cannot be apportioned. These amount to ¥1,315 million and relate mainly to the parent company's administrative operations.
4. Assets include corporate assets amounting to ¥4,619 million, including eliminations and corporate items. These items relate mainly to the parent company's surplus investment funds (cash), long-term investment funds (investment securities), and administration-related assets, etc.
5. Depreciation and capital expenditures include long-term prepaid expenses and its amortization.

Per Share Information

Current Consolidated Accounting Period (From April 1, 2002 to March 31, 2003)	Previous Consolidated Accounting Period (From April 1, 2001 to March 31, 2002)
Net assets per share ¥819.68 Net earnings per share ¥67.24 Net earnings per share after dilution ¥· Note: Though warrant bonds were issued, net income per share after dilution is not shown since there was no dilution effect. (Additional Information) Starting in the current consolidated accounting period, Keika Express has applied the accounting standard concerning net income per share (Accounting Policy No. 2) and the policy for the application of the accounting standard concerning net income per share (Accounting Policy No. 4). Per share information for the previous accounting period based on these accounting standards and policies is shown below. Previous Consolidated Accounting Period Net assets per share ¥791.32 Net earnings per share ¥134.69 Net earnings per share after dilution ¥134.57	Net assets per share ¥794.93 Net earnings per share ¥138.33 Net earnings per share after dilution ¥138.22

Note: The basis for the calculation of net income per share and diluted net income per share is as follows.

	Current Accounting Period	Previous Accounting Period
	From April 1, 2002 to March 31, 2003	From April 1, 2001 to March 31, 2002
Net earnings per share		
Net earnings	¥541 million	-
Amount not imputed to ordinary shareholders	¥24 million	-
(Of which, income appropriated for directors' bonuses)	¥24 million	
Net earnings relating to ordinary shares	¥516 million	-
Average number of ordinary shares during accounting period	7,679,940	-

5. Sales Condition

(Unit: Millions of Yen)

Segment	This consolidated fiscal year (April 1, 2002 – March 31, 2003)		Previous consolidated fiscal year (April 1, 2001 – March 31, 2002)		Compared with the previous fiscal year	
	Amount of sales	Ratio	Amount of Sales	Ratio	Increased Amount	Ratio
Transportation section (Consigned freight transportation business)	25,379	70.3	22,432	69.6	2,947	13.1
Sales section (Owner-operator development business)	10,732	29.7	9,776	30.4	956	9.8
Total	36,111	100.0	32,208	100.0	3,903	12.1

May 16, 2003

Brief Statement of Financial Statement for the Fiscal Year ended March 2003 (Non-consolidated)

Name of the Listed Company: Keika Express Co., Ltd.

Securities Exchange where Listed: Osaka Securities Exchange

Security Code Number: 9374

URL: http://www.keikaexp.co.jp/

Location of Head Office: Osaka-pref.

For Inquiries: Yuzuru Taninaka, Managing Executive Officer and Accounting Manager

Telephone: +81-06-6907-5770 (Pilot Number)

Date of the Meeting of the Board of Directors approving the Closing Account:

May 16, 2003

Date of the Annual General Meeting of Shareholders:

June 27, 2003

Interim Dividends: Applicable

Unit Share System: Applicable (1 unit = 100 Shares)

1. Non-consolidated Earnings of Fiscal Year ended March 2003

(1) Operating Result

	Net Sales	Operating Profit	Recurring Profit
	Millions of Yen %	Millions of Yen %	Millions of Yen %
Fiscal Year ended March 2003	33,229 (10.7)	871 (△70.1)	903 (△69.8)
Fiscal Year ended March 2002	30,024 (17.8)	2,913 (151.1)	2,989 (144.5)

	Net Earnings	Net Earnings per Share	Net Earnings per Share after Adjustment of Potential Shares	Ratio of Net Earnings to Shareholders' Equity	Ratio of Recurring Profit to Total Assets	Ratio of Recurring Profit to Net Sales
	Millions of yen (%)	Yen	Yen	%	%	%
Fiscal Year ended March 2003	245 (△84.5)	28.74	–	3.6	5.8	2.7
Fiscal Year ended March 2002	1,586 (137.4)	208.39	208.21	26.2	25.3	10.0

(Footnotes: translation omitted)

(2) Condition of Dividends

	Annual Dividends per Share			Aggregate Amount of Dividends per annum	Dividend Payout Ratio	Ratio of Dividends to Shareholders' Equity
		Interim	Year-end			
	Yen	Yen	Yen	Millions of Yen	%	%
Fiscal Year ended March 2003	25.00	12.50	12.50	191	78.1	2.9
Fiscal Year ended March 2002	35.00	12.50	22.50	267	16.9	3.9

(Footnotes: translation omitted)

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity	Shareholders' Equity per Share
	Millions of Yen	Millions of Yen	%	Yen
Fiscal Year ended March 2003	16,796	6,721	40.0	872.56
Fiscal Year ended March 2002	14,096	6,804	48.3	885.30

(Footnotes: translation omitted)

2. Earnings Forecast of Fiscal Year ended March 2004

	Net Sales	Recurring Profit	Net Earnings			
				Interim	Year-end	
	Millions of Yen	Millions of Yen	Millions of Yen	Yen	Yen	Yen
Interim Fiscal Year	18,668	514	258	12.50	—	—
Whole Fiscal Year	40,649	1,576	834	—	12.50	25.00

Reference: Estimated Net Earnings per Share 108.69 Yen

(Footnotes: translation omitted)

Non-consolidated Balance Sheet

(Unit: Millions of Yen)

Assets					
Item	This fiscal year (March 31, 2003)		Previous fiscal year (March 31, 2002)		Compared with the previous fiscal year
	Amount	Ratio	Amount	Ratio	
		%		%	
Current assets	8,932	53.2	9,189	65.2	△ 257
Cash and bank deposits	3,327		3,211		116
Notes receivable	45		5		40
Accounts receivable	3,477		3,934		△ 456
Products	39		59		△ 19
Inventories	15		48		△ 32
Prepaid expenses	197		94		102
Deferred tax assets	17		113		△ 95
Short-term loans	130		1,054		△ 924
Other receivables	1,020		666		353
Advance payments	695		14		681
Others	6		32		△ 26
Allowance for doubtful accounts	△ 41		△ 45		3
Fixed assets	7,864	46.8	4,906	34.8	2,957
(Tangible fixed assets)	956	5.7	867	6.2	88
Buildings	291		261		29
Structures	3		2		0
Vehicles and transportation equipment	148		115		32
Tools, furniture and fixtures	96		71		25
Land	416		416		0
(Intangible fixed assets)	109	0.7	103	0.7	6
Software	27		21		6
Telephone rights	82		82		0
(Investments and other assets)	6,798	40.5	3,935	27.9	2,863
Investment securities	457		57		399
Shares in affiliates	365		357		7
Investment in capital	0		0		0
Long-term loans	149		-		149
Long-term loans to employees	2		2		△ 0
Long-term loans to affiliates	33		-		33
Long-term accounts receivable	735		1,860		△ 1,125
Claims in bankruptcy, rehabilitation and other similar items	282		1,128		△ 846
Long-term prepaid expenses	129		14		115
Deferred tax assets	657		453		204
Guarantee deposits	1,184		887		297
Insurance fund	171		142		28
Subordinated valuation interest in trust	3,507		-		3,507
Long-term deposits	250		-		250
Others	-		20		△ 20
Allowance for doubtful accounts	△ 1,128		△ 990		△ 137
Total of assets	16,796	100.0	14,096	100.0	2,700

Liabilities					
Item	This fiscal year (March 31, 2003)		Previous fiscal year (March 31, 2002)		Compared with the previous fiscal year
	Amount	Ratio	Amount	Ratio	
		%		%	
Current liabilities	8,454	50.3	6,452	45.7	2,002
Accounts payable	209		262		△ 52
Short-term borrowings	4,163		2,150		2,013
Bonds payable, due within one year	256		96		160
Current portion of long-term borrowings	374		225		149
Accounts payable to owner-operators	1,714		1,571		143
Other payables	1,071		603		467
Accrued income taxes	52		1,008		△ 955
Accrued consumption taxes	-		177		△ 177
Accrued expenses	156		156		0
Advances received	8		9		△ 0
Deposits received	325		78		247
Unearned revenue	1		2		△ 1
Allowance for bonuses	112		102		10
Others	7		9		△ 2
Fixed Liabilities	1,620	9.6	839	6.0	781
Bonds	718		204		514
Corporate bonds with subscription warrant	40		40		0
Long-term borrowings	533		325		208
Reserve for retirement benefits	10		15		△ 4
Reserve for directors' retirement allowances	286		255		31
Guarantee deposits received	31		-		31
Total of liabilities	10,075	60.0	7,291	51.7	2,783
Shareholders' equity					
Capital	-	-	1,262	9.0	△ 1,262
Capital reserve	-	-	1,188	8.5	△ 1,188
Earned surplus reserve	-	-	48	0.3	△ 48
Other surplus	-	-	4,319	30.6	△ 4,319
1. Voluntary reserve	-	-	2,500		△ 2,500
2. Unappropriated retained earnings	-	-	1,819		△ 1,819
Valuation differences on other	-	-	△ 13	△ 0.1	13
Treasury stock	-	-	△ 0	△ 0.0	0
Total of shareholders' equity	-	-	6,804	48.3	6,804
Capital	1,262	7.5	-	-	1,262
Capital surplus	1,188	7.1	-	-	1,188
Capital reserve	1,188	-			1,188
Earned surplus	4,316	25.7	-	-	4,316
1. Earned surplus reserve	48	-	-	-	48
2. Voluntary reserve	3,500	-	-	-	3,500
3. Unappropriated retained earnings	768	-	-	-	768
Valuation differences on other	△ 26	△ 0.2	-	-	△ 26
Treasury stock	△ 20	△ 0.1	-	-	△ 20
Total of shareholders' equity	6,721	40.0	-	-	6,721
Total of liabilities and shareholders' equity	16,796	100.0	14,096	100.0	2,700

Non-consolidated Profit and Loss Statement

(Unit: Millions of Yen)

Item	This fiscal year [April 1, 2002 – March 31, 2003] Amount	Ratio	Previous fiscal year [April 1, 2001 – March 31, 2002] Amount	Ratio	Compared with the previous fiscal year
		%		%	
Net sales	33,229	100.0	30,024	100.0	3,205
Revenue from transportation	22,406		19,457		2,948
Sales of goods	8,098		8,141		△ 42
Other operating revenues	2,724		2,424		299
Cost of sales	21,259	64.0	17,414	58.0	3,845
Cost of transportation	18,282		14,747		3,535
Cost of goods sold					
Initial balance of goods in inventory	59		39		19
Goods purchased during this fiscal year	2,956		2,663		293
Total	3,015		2,703		312
Transfer from other accounts	0		23		△ 22
Closing balance of goods in inventory	39		59		19
Cost of goods sold	2,977		2,666		310
Gross profit on sales	11,969	36.0	12,609	42.0	△ 640
Selling, general and administrative expenses	11,098	33.4	9,696	32.3	1,401
Advertising and general publicity	2,652		2,600		52
Transfer of allowance for doubtful accounts	382		349		32
Remuneration, salary, and allowance	3,341		3,132		209
Bonuses	177		154		22
Transfer of allowance for bonuses	112		102		10
Transfer of reserve for retirement benefits	31		26		4
Transfer of reserve for direcors' retirement allowances	31		24		6
Welfare expenses	520		483		36
Traveling expenses	490		490		0
Consumable expenses	141		127		14
Rent expenses	1,361		796		565
Taxes	55		43		12
Depreciation expenses	122		116		5
Fees paid	713		337		375
Others	963		910		53
Operating profit	871	2.6	2,913	9.7	△ 2,042
Non-operating income	232	0.7	198	0.7	34
Interest income	27		8		18
Dividends income	0		0		△ 0
Income from indemnities	95		91		4
Fees received	59		69		△ 10
Others	49		28		21
Non-operating expenses	199	0.6	121	0.4	78
Interest expenses	30		21		9
Bond issuing expenses	17		16		1
Cancellation charges	10		20		△ 9
Fees paid	64		21		42
Capital loss on senior valuation interest in trust	26		–		26
Others	49		41		7
Recurring profit	903	2.7	2,989	10.0	△ 2,085
Special profit	0	0.0	1	0.0	△ 0
Gain on sale of fixed asstes	0		1		△ 0
Special loss	227	0.7	46	0.2	181
Loss on retirement of fixed assets	7		6		1
Loss on evaluation of investment securities	220		40		180
Net earnings before income taxes	676	2.0	2,944	9.8	△ 2,268
Corporate income tax, resident tax and enterprise tax	484	1.5	1,401	4.7	△ 917
Prior year's corporate income tax, etc.	46	0.1	52	0.1	△ 5
Income taxes-deferred	△ 99	0.3	△ 96	0.3	△ 2
Net earnings	245	0.7	1,586	5.3	△ 1,341
Earned surplus carried forward to this fiscal year	618		326		291
Interim dividends	95		94		1
Earned surplus reserved with regard to interim dividends	–		–		–
Unappropriated retained earnings	768		1,819		△ 1,050

Statement of Appropriation of Profit (Plan)

(Unit: Millions of Yen)

Item	This fiscal year [April 1, 2002 – March 31, 2003]	Previous fiscal year [April 1, 2001 – March 31, 2002]	Compared with the previous fiscal year
Unappropriated retained earnings of this year	768	1,819	△ 1,050
Amount of appropriation of profit			
1 Dividends	95	172	△ 77
	[Ordinary dividends per share 12.5 yen]	[Ordinary dividends per share 12.5 yen Memorial dividends per share 10 yen]	
2 Bonus paid to directors	24	27	△ 2
(Bonus paid to auditors)	(0)	(0)	
3 Contingent reserve	300	1,000	△ 700
Earned surplus carried forward to the next fiscal year	347	618	△ 271

#4

NOTICE OF CONVOCATION OF GENERAL MEETING OF SHAREHOLDERS DATED JUNE 6, 2003

[Summarized English Translation]

June 6, 2003

NOTICE OF CONVOCATION OF THE 16th ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 16th Annual General Meeting of Shareholders of the Company will be held as described below to report and resolve the following matters. You are cordially invited to attend the Meeting.

If you are unable to attend the Meeting in person, please exercise your voting rights by either of the following methods.

In the case of exercising voting rights by mail, please review the attached "Reference Materials Concerning the Exercise of Voting Rights" enclosed herewith and send us the enclosed voting form by return mail, indicating your votes for or against the propositions and affixing your seal impression thereto.

Yours very truly,

Keika Express Co., Ltd.

By: [signature]
Katsutoshi Nishihara
President and Representative Director
12-32, Kakiuchi-cho, Kadoma-shi,
Osaka

If you attend the Meeting in person, please present the enclosed voting form to the receptionist at the Meeting.

PARTICULARS

1. **Date and Time of the Meeting:**

Friday, June 27, 2003 at 10:00 a.m.

2. **Place of the Meeting:**

Reception Hall (the second floor of Lumiere Hall)
29-1, Suehiro-cho, Kadoma-shi, Osaka

3. **Matters to be dealt with at the Meeting:**

Matters for Reporting:

Report on the Operating Report, the Statement of Income and the Balance Sheet for the 16th Business Term (April 1, 2002 to March 31, 2003).

Matters for Resolution:

First Item of Business:	Approval of the Proposed Appropriation of Retained Earnings for the 16th Business Term
Second Item of Business:	Acquisition of Keika Express' Treasury Shares
Third Item of Business:	Partial Amendment to the Articles of Incorporation of the Company
Fourth Item of Business:	Issue of Stock Acquisition Rights for Stock Option Scheme
Fifth Item of Business:	Payment of Retirement Benefit for a Retired Director

Appendix
Operating Report
(From April 1, 2002 to March 31, 2003)

1. Outline of Business

(1) Operations and Results

At one point the Japanese economy appeared to be on track for a partial recovery driven by export growth and other factors. However, business sector capital investment remained stagnant because of the prolonged deflationary environment, and share prices also continued to languish. The economy was unable to shake off the effects of the uncertain outlook, and conditions remained harsh.

In the transportation sector, there were no signs of a recovery in business confidence toward capital investment. There was also a downward trend in freight volumes. The home delivery industry maintained its growth trend as the leading force in the industry.

The Keika Express Group continued the steady development of its business activities, especially its freight contracting operations, in this environment. In addition to its existing low-cost freight services for non-standard freight, Keika Express also launched the new Keika B2B EXPRESS, a small-lot mixed-load transportation service. This new service, which targets the business-to-business (B2B) market, made a very successful start. Keika Express also continued its active development of other business approaches, including proposal sales based on outsourced transportation services using light trucks, and the formation of business alliances with trucking firms. Approaches such as these allowed Keika Express to attract large volumes of contract business and its transportation sales increased by 16.0% year-on-year to ¥23,621 million.

In the area of owner-operator development, the lack of improvement in the Japanese employment environment was reflected in a steady increase in the number of applicants for development as independent operators. However, the first priority for Keika Express is transportation quality, and it therefore tightened its screening criteria to ensure the suitability of applicants and the recruitment of high-quality owner-operators. In result, it reduced the number of applicants accepted for development. Meanwhile, the light freight operator establishment support business expanded steadily and contributed to keep the development-related sales amounted to ¥9,607 million, a decrease of 0.5% compared with the result for the previous accounting period.

However, factors arising in the first half of the year, including transportation sales guarantee payments to affiliated operators, affected performance for the whole year, even though there was gradual improvement in the second half. In addition, there was a valuation loss on investment securities at the end of the accounting period because of the stagnation of the share market.

These factors were reflected in the consolidated results for the current accounting period. While net sales increased by 10.7% year-on-year to ¥33,229 million, recurring profit declined by 69.8% to ¥903 million and net profit by 84.5% to ¥245 million.

(2) Challenge by the Company

The business environment is expected to remain harsh. In addition to changes in the international situation resulting from the war in Iraq and other factors, there is also concern about the uncertain outlook for the U.S. economy, and about how trends in the U.S. economy will affect economic conditions in Europe and Asia. Companies in Japan are also expected to face difficult conditions, including uncertain an export outlook, a depressed stock market, continuing un employment and income stagnation.

The year ahead is expected to bring further corporate restructuring in the transportation sector, including the establishment of physical distribution firms as spin-offs. Growing pressure to reduce costs is likely to widen the gap between efficient and inefficient operators. The qualities separating successful companies from those that fall by the wayside will include the ability to develop customers and implement proposal-based marketing. The trends toward business mergers, alliance formation and restructuring are expected to accelerate.

In the transportation segment, Keika Express will further expand the Keika B2B EXPRESS service, which it introduced in May 2002. The coverage area for this highly cost-competitive service will be extended to include the Kinki and Chukyo regions, as well as the Tokyo Metropolitan Area. The aim is to attract demand in the market for small-lot business-to-business freight services by building the B2B EXPRESS system into a core business area for Keika Express, alongside existing freight services based on the exclusive use of vehicles for specific customers, and transportation-related services centering on incidental tasks.

In the development segment, employment trends over the past few years have been reflected in an upward trend in applicant numbers. Because of deteriorating economic conditions, however, it has become necessary to check the credit status of applicants with increased care. At the same time, the recruitment of owner-operators is vital to the expansion of the transportation business. While limiting the number of new applicants selected for owner-operator development, Keika Express plans to expand its development support business by partially outsourcing its development activities to another company. This approach will allow Keika Express to recruit owner-operators while reducing development-related costs. It will also work to reduce long-term receivables through a commission selling system designed to speed up debt recovery. Light trucks owned by debtors with long-term payables will be sold on commission to new owner-operators, and the proceeds from these sales will be applied to debt repayment.

Keika Express will continue to develop its business activities in response to changing needs. It will also target management efficiency and human resource development as part of its efforts to expand its business activities.

We look forward to the continuing support of our shareholders.

(3) Condition of Equipment Investment and Financing

The total amount of equipment investment is ¥206 million, including major investments such as ¥108 million for acquisition of vehicles and transportation equipment and ¥49 million for establishment and modification of branches.

With regard to financing, Keika Express issued bonds by private placement, and raised ¥300 million on July 25, 2002 and ¥500 million on December 26, 2002. In addition to the existing ¥3 billion commitment line contract lead by Sumitomo Mitsui Banking Corporation, Keika Express closed a new ¥2 billion commitment line contract lead by UFJ Bank Limited on March 18, 2003. On March 18, 2003, Keika Express fluidized long-term receivables and transfer ¥4,337 million of them to the trust bank, from which it acquired senior and subordinated valuation interest in trust and transferred the senior equivalent to ¥800 million to investors. As such, Keika Express will be able to facilitate diversified and flexible financing.

(4) Development of Business Performance and Condition of Properties (yen)

Item	13th F.Y. (March 2000)	14th F.Y. (March 2001)	15th F.Y. (March 2002)	16th F.Y. (March 2003)
Net Sales	23,275 million	25,486 million	30,024 million	33,229 million
Recurring Profit	1,381 million	1,222 million	2,989 million	903 million
Profit for Current F.Y.	709 million	668 million	1,586 million	245 million
Profit for Current F.Y. per Share	107.76	95.07	208.39	28.74
Gross Assets	8,417 million	9,538 million	14,096 million	16,796 million
Net Assets	3,369 million	5,291 million	6,804 million	6,721 million

[Footnotes: translation omitted]

2. Outline of the Company as of March 31, 2003

(1) Major Business

[translation omitted]

(2) Major Places of Business

Principal Office: Kadoma-shi, Osaka

Compartment of Principal Office: Kadoma-shi, Osaka

Regional Offices: Minato-ku, Tokyo and Naka-ku, Nagoya-shi, Aichi

Number of Branches: 131

(3) Condition of shareholders

(a) Number of Authorized Shares: 21,000,000 Shares

(b) Number of Shares issued: 7,686,648 Shares

(c) Number of Shareholders: 3,781 (increase by 902 than the previous year)

(d) Major Shareholders:

Name of Shareholders	Number of Shares held	Percentage (%)
Katsutoshi Nishihara	1,269,500	16.58
Satoshi Nishihara	910,592	11.89
Yutaka Nishihara	654,992	8.55
Aioi Insurance Co., Ltd.	220,000	2.87
Mitsui Sumitomo Insurance Company, Limited	184,000	2.40
BANK OF BERMUDA (GUERNSEY) LTD FOR	180,000	2.35

ATLANTIS JAPAN GROWTH FUND		
THE CHASE MANHATTAN BANK, N. A. LONDON SECS LENDING OMNIBUS ACCOUNT	144,600	1.89
THE CHASE MANHATTAN BANK, N. A. LONDON	132,500	1.73
Sumitomo Mitsui Banking Corporation	120,000	1.57
UFJ Bank Limited	120,000	1.57
Quoq, Inc.	120,000	1.57

(e) Acquisition, Disposal or Holding of Treasury Shares:

(Acquired Treasury Shares)

Acquisition pursuant to the provisions of Articles 211-3 of the Commercial Code of Japan.

Ordinary Shares: 12,000 Shares

Amount for Acquisition: ¥19,932,000

Note: Since Luck Co., Ltd. became a consolidated subsidiary, Keika Express acquired 12,000 shares of its own shares from the company pursuant to the resolution of the Board of Directors held on September 14, 2002.

(Shares Disposed or Lapsed)

Not applicable

(Shares Held as of the Accounting Date)

Ordinary Shares: 12,264 Shares

(4) Condition of Employees

Number of Employees: 767

Increase or Decrease y/y: +73

Average Age: 32.5 years old

Average Service Years: 2.8 years

Note: The above number excludes workers on loan. There are no part-time workers.

(5) Condition of Business Combination

(a) Major Subsidiaries

Name of Subsidiary	Capital	Ratio (%)	Major Business
MC Convenience Co., Ltd	¥20 million	100%	Conciliation of installment purchase, Lease and Non-life insurance agent
Keika Express CS Corporation	¥327.68 million	99%	General cargo motor truck transportation, Cargo transportation and Cargo light motor transportation
Luck Co., Ltd.	¥10 million	100%	Sales of clothes, Manufacturing of auto bodies and Sales of auto parts and accessories

(b) Process toward Business Combination
Keika Express CS Corporation raised capital, which became ¥327 million from ¥320 million, on March 26, 2003.

(c) Result of Business Combination
The consolidated subsidiaries of the Company are the above three major subsidiaries. The amount of consolidated net sales is ¥36,111 million (increase by 12.1%) and the amount of consolidated net earnings is ¥541 million (decrease by 48.6%).

(6) Major Lenders

Lender	**Borrowed Amount**	**Number of our Shares Held**	**Ratio of Voting Rights**
Sumitomo Mitsui Banking Corporation	¥1,330 million	120 thousand shares	1.57%
UFJ Bank Limited	¥1,266 million	120 thousand shares	1.57%

(7) Directors and Corporate Auditors

Status	Name	Charge or Major Occupation
Representative Director and President	Katsutoshi Nishihara	N/A
Senior Managing Director	Satoshi Nishihara	N/A
Director	Yutaka Nishihara	N/A
Director	Mamiko Yokota	General Manager (Audit Dep.)
Director	Yoriyuki Narishige	General Manager (Development Dep.)
Director	Chiaki Tsutsumi	In charge of Work Contract Dep.
Corporate Auditor (Full-time)	Masaru Yamazaki	N/A
Outside Corporate Auditor	Atsumi Yamakawa	Tax accountant
Outside Corporate Auditor	Tsuneo Fukada	Tax accountant

Note: 1. Retirement of Directors

Name	Post	Date of Retirement
Hideki Kajimoto	Director	March 31, 2003

2. Changes of Directors

Name	New Post	Previous Post
Satoshi Nishihara	Senior Managing Director	Senior Managing Director (responsible for Accounting, Credit Control, General Administration,

		Planning and Business Management Department)
Mamiko Yokota	Managing Director (responsible for Audit Department)	Director and Audit Manager

3. Atsumi Yamakawa and Tsuneo Fukada are outside corporate auditors as provided for in Article 18-1 of the Law Concerning Special Measures under the Commercial Code for Auditors of Incorporated Enterprises.

3. Material Facts concerning Condition of the Company after the Accounting Date

Not applicable.

Balance Sheet
Profit and Loss Statement
Appropriation of Profit

[translation omitted – see Brief Statement of Annual Financial Results ended March 2003 (Non-consolidated)]

Auditor's Report

[translation omitted]

Reference Material concerning Exercise of Voting Rights

[translation omitted]

#5

NOTICE OF RESOLUTION OF GENERAL MEETING OF SHAREHOLDERS DATED JUNE 27, 2003

[Summarized English Translation]

June 27, 2003

NOTICE OF RESOLUTION OF THE 16th ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

Notice is hereby given that the 16th Annual General Meeting of Shareholders of the Company has been held as described below to report and resolve the following matters.

Yours very truly,

Keika Express Co., Ltd.

By: [signature]
Katsutoshi Nishihara
President and Representative Director
12-32, Kakiuchi-cho, Kadoma-shi,
Osaka

PARTICULARS

Matters for Reporting:

Report on the Operating Report, the Statement of Income and the Balance Sheet for the 16th Business Term (April 1, 2002 to March 31, 2003).

Reported as stated therein.

Matters for Resolution:

First Item of Business:	Approval of the Proposed Appropriation of Retained Earnings for the 16th Business Term

Passed in original form. The amount of dividends per Share is ¥12.50.

Second Item of Business:	Acquisition of Keika Express' Treasury Shares

Passed in original form.

Third Item of Business:	Partial Amendment to the Articles of Incorporation of the Company

Passed in original form.

Fourth Item of Business:	Issue of Stock Acquisition Rights for Stock Option Scheme

Passed in original form.

Fifth Item of Business:	Payment of Retirement Benefit for a Retired Director

Passed in original form. The retired director, Mr. Hideki Kajimoto shall be rewarded with an appropriate amount of retirement benefit pursuant to the standard of the Company for his work in the term. The specific amount and the time or method of presentation shall be left to the Board of Directors of the Company.

#6

PRESS RELEASES

March 27, 2003

To whom it may concern:

Company	Keika Express Co., Ltd.
Representative	Katsutoshi Nishihara, President & CEO
	Code: 9374
Contact	Satoshi Nishihara, Senior Managing Director
Telephone	(06)6907-5770

Notice Concerning Undertaking of Third-Party Share Allocation of Keika Express CS Corporation

We have undertaken 7,680,000 shares of third-party share allocation of Keika Express CS Corporation, a consolidated subsidiary of Keika Express Co., Ltd., and have expanded our holding ratio of its outstanding shares to 99%.

Keika Express CS became our consolidated subsidiary in April 2001 when it had cumulative losses. Since then the company has reorganized itself with new management and business cooperation of Keika Express and will prospect profits this fiscal year.

We prospect our businesses expanding through mutual completion of both companies and expect its great contribution to the consolidated management at which we aim by increasing our holding ratio of Keika Express CS from 75% to 99%.

For inquiries about this matter, please contact Mr. Masanori Sogawa, Manager, IR Section, Planning Department (Telephone: 06-6970-5770).

March 31, 2003

To whom it may concern:

Company Keika Express Co., Ltd.
Head Office 12-32, Kakiuchi-cho, Kadoma-shi, Osaka
Representative Katsutoshi Nishihara, President & CEO
Code: 9374
Contact Satoshi Nishihara, Senior Managing Director
Telephone (06)6907-5770

Notice Concerning Opening and Moving of Branches

In order to expand our activities, we will open and move the following branches.

Branches to be moved

Branch	Address	Telephone	Facsimile	Date
Morioka Branch	B room, Hachiya-Ekimae Building, 7-12, Morioka-Ekimae-dori, Morioka-shi, Iwate, 020-0034	+81-19-626-2500	+81-19-626-2560	April 14, 2003
Nagoya-Nishi Branch	9-2, Kiba-cho, Minato-ku, Nagoya-shi, Aichi, 455-0021	+81-52-693-1470	+81-52-639-2550	March 31, 2003

Branch to be opened

Branch	Address	Telephone	Facsimile	Date
Nagoya-Kita Branch	5-5, Nakagiri-cho, Kita-ku, Nagoya-shi, Aichi, 462-0051	+81-52-917-1480	+81-52-917-0550	April 7, 2003

Please refer to the attached list of our branches.

(Reference) Home office and branches as of March 31, 2003

[omitted]

For inquiries about this matter, please contact Mr. Masanori Sogawa, Manager, IR Section, Planning Department (Telephone: 06-6970-5770).

March 31, 2003

To whom it may concern:

Company	Keika Express Co., Ltd.
Head Office	12-32, Kakiuchi-cho, Kadoma-shi, Osaka
Representative	Katsutoshi Nishihara, President & CEO
	Code: 9374
Contact	Satoshi Nishihara, Senior Managing Director
Telephone	(06)6907-5770

Notice Concerning Organizational and Personnel Changes

This is to inform you that the following organizational and personnel changes will take effect from April 1, 2003.

1. Organizational Changes

a. Planning Department to be divided into Planning Department, Legal Affairs Department, and Personnel and General Administration Department

b. General Administration Department to be transferred into Personnel and General Administration Department

c. Business Planning Department to be established

d. Corporate Business Department to be established

e. Management Planning Department to be abolished

f. Development Support Business Department to be abolished

2. Organization Chart

(Reference Information Attached)

3. Personnel Changes

(Changes of Directors)

Name	New Post	Previous Post
Satoshi Nishihara	Senior Managing Director	Senior Managing Director (responsible for Accounting, Credit Control, General Administration, Planning and Business Management Department)
Mamiko Yokota	Managing Director (responsible for Audit Department)	Director and Audit Manager
Hideki Kajimoto	Standing Adviser, Keika Express CS Corporation	Resigned on March 31

(Appointment of Executive Officers)

Name	New Post	Previous Post
Masafumi Hada	Managing Executive Officer and Business Department I Manager	Executive Officer and Business Department I Manager
Tetsuya Konishi	Managing Executive Officer and General Manager, Planning Department	Executive Officer and Planning Department Manager
Yuzuru Taninaka	Managing Executive Officer and Accounting Manager	Executive Officer and Accounting Manager
Koji Abe	Managing Executive Officer	New Appointment
Katsuhiko Akasaka	Executive Officer and Business Department II Manager	New Appointment
Fumio Ogawa	Executive Officer and Corporate Business Department Manager	Business Department II Manager
Tomoya Nishida	Executive Officer and Business Planning Department Manager	Development Support Department Manager

(Appointment of Managers)

Name	New Post	Previous Post
Takafumi Hirata	Legal Affairs Department Manager	Management Section Manager, Planning Department
Kazutaka Tanaka	Credit Control Department Manager	Manager, Credit Control Department

Organization Chart for Keika Express Co., Ltd.

April 1, 2003

- General Meeting of Shareholders
  - Auditors Committee, Auditors
  - Board of Directors
    - President
      - Management Council
      - Audit Department
      - Management Division
        - Planning Department
          - IR Section
          - System Section
          - Management Consultation Section
        - Legal Affairs Department
          - Legal Affairs Section
          - Management Section
        - Personnel and General Administration Department
          - Personnel Section
          - General Administration Section
          - Recruitment Planning Section
          - Vehicle Section
        - Credit Control Department
        - Business Management Department
      - Accounting Division
        - Accounting Department
          - Accounting Section
          - Financing Section
          - Calculation Section I
          - Calculation Section II
      - Business Planning Department
      - Development Department
        - Development Section
        - Vehicle Registration Section
        - Registration Section
      - Business Department I
        - Control Branches
          - Branches
      - Business Department II
        - Section I
        - Section II
        - Section III
      - Corporate Business Department
      - Work Contract Department

March 31, 2003

To whom it may concern:

Company	Keika Express Co., Ltd.
Head Office	12-32, Kakiuchi-cho, Kadoma-shi, Osaka
Representative	Katsutoshi Nishihara, President & CEO Code: 9374
Contact	Satoshi Nishihara, Senior Managing Director
Telephone	(06)6907-5770

Notice Concerning Establishment of New Commitment Line (Term-Out Style)

We have reached agreement with UFJ Bank, Ltd., acting as the arranger, and 9 financial institutions concerning the establishment of a new ¥ 2 billion syndicated commitment line in order for us to borrow money smoothly for new businesses. In addition, we have reached agreement concerning the continuation of the existing ¥ 3 billion commitment line with Sumitomo Mitsui Banking Corporation, acting as the arranger, and UFJ Bank, Ltd., Mizuho Bank, Ltd. and the Iyo Bank, Ltd.

With this new contract, which we can borrow necessary money for necessary term within the commitment line of the fixed term, we can secure flexible funds and expect more efficient funds than lump-sum borrowing in order to expand pick-up and delivery centers for our new business of small, combined-cargo delivery service, or Keika B2B EXPRESS.

1 Commitment Line (Term-Out Style)

Arranger	UFJ Bank, Ltd.
Agent	UFJ Bank, Ltd.
Commitment line	¥ 2 billion
Contract date	March 18, 2003
Borrowing form	(1) Commitment line Commitment term: 1 year Borrowing term: 1, 2, 3, or 6 month Borrowing rate: JPY TIBOR+0.5%(floating rate) Repayment: Lump-sum payment at due date (switching to tem loan at due date) (2) Term loan Borrowing term: 4 years from commitment due date Repayment: Equal principal repayment every 6 month Borrowing rate: 6 month JPY TIBOR+0.75%(floating rate)
Joint financial institutions	Osaka Prefectural Credit Federation of Agricultural Co-Operative, the Shizuoka Bank, Ltd., the Hyakugo Bank, Ltd., Saitama Prefectural Credit Federation of Agricultural Co-Operative, Hyogo Prefectural Credit Federation of Agricultural Co-Operative, Wakayama Prefectural Credit Federation of Agricultural Co-Operative, the Ogaki Kyoritsu Bank, Ltd., the Chugoku Bank, Ltd. and the Nanto Bank, Ltd.

2 Commitment Line (continued)

Arranger	Sumitomo Mitsui Banking Corporation
Agent	Sumitomo Mitsui Banking Corporation
Commitment line	¥ 3 billion
Contract date	March 31, 2003
Borrowing form	Commitment line Commitment term: 1 year Borrowing term: 1, 2, or 6 month Borrowing rate: JPY TIBOR+0.5%(floating rate) Repayment: Lump-sum payment at due date
Joint financial institutions	Sumitomo Mitsui Banking Corporation, UFJ Bank, Ltd., Mizuho Bank, Ltd. and the Iyo Bank, Ltd.

April 2, 2003

To whom it may concern:

Company Keika Express Co., Ltd.
Head Office 12-32, Kakiuchi-cho, Kadoma-shi, Osaka
Representative Katsutoshi Nishihara, President & CEO
Code: 9374
Contact Satoshi Nishihara, Senior Managing Director
Telephone (06)6907-5770

Notice Concerning Valuation Loss on Securities Investments at the End of Fiscal Year Ended March 31, 2003

As of the end of fiscal year ended March 31, 2003, Keika Express Co., Ltd. will write off the value of securities investments estimated to result in losses of the following amounts.

1 Total valuation loss on securities investments at the end of fiscal year ended March 31, 2003

(A) Total valuation loss on securities investments at the end of fiscal year ended March 31, 2003	¥ 201 million
(B) Shareholders' equity as of March 31, 2002 (A)/(B) %	¥ 6,804 million (3.0%)
(C) Recurring income for the fiscal year ended March 31, 2002 (A)/(C) %	¥ 2,989 million (6.8)%
(D) Net income for the fiscal year ended March 31, 2002 (A)/(D) %	¥ 1,586 million (12.7)%

2 Outlook

The loss of ¥ 201 million will be appropriated for the special loss of the profit and loss statement for the fiscal year ended March 31, 2003.

We are now calculating the results of the fiscal year ended March 31, 2003.

April 30, 2003

To whom it may concern:

Company	Keika Express Co., Ltd.
Head Office	12-32, Kakiuchi-cho, Kadoma-shi, Osaka
Representative	Katsutoshi Nishihara, President & CEO
	Code: 9374
Contact	Satoshi Nishihara, Senior Managing Director
Telephone	(06)6907-5770

Notice Concerning Opening of Branches

In order to expand our activities, we will open the following branches, which will start their businesses from May 1, 2003.

Branch	Address	Telephone	Facsimile
Fukuyama Branch	2-15-13, Daimon-cho, Fukuyama-shi, Hiroshima, 721-0926	+81-84-945-9600	+81-84-945-9700
Shimonoseki Branch	8th floor, Shimonoseki Daiichiseimei Building, 1-2-10, Hosoe-cho, Shimonoseki-shi, Yamaguchi, 750-0016	+81-832-32-3600	+81-832-32-3630
Yachiyo Branch	2nd floor, Kaigandori Building, 2105-61, murakami, Yachiyo-shi, Chiba, 276-0028	+81-47-487-9800	+81-47-487-9860

Please refer to the attached list of our branches.

(Reference) Home office and branches as of March 31, 2003

[omitted]

For inquiries about this matter, please contact Mr. Masanori Sogawa, Manager, IR Section, Planning Department (Telephone: 06-6970-5770).

May 7, 2003

To whom it may concern:

Company Keika Express Co., Ltd.
Representative Katsutoshi Nishihara, President & CEO
Code: 9374
Contact Satoshi Nishihara, Senior Managing Director
Telephone (06)6907-5770

Notice Concerning Adjustment of Performance Forecasts

We have revised the consolidated earnings forecast of March 2003 (from April 1, 2003 to March 31, 2003) publicized in the announcement of interim financial statements dated November 15, 2002 as follows:

1. Consolidated Performance Forecasts for the Fiscal Year Ending March 2003 (from April 1, 2002 to March 31, 2003)

(Millions of Yen, %)

	Net Income
Previous forecast (A)	1,193
Adjusted forecast (B)	541
Increase (decrease) (B-A)	△652
Percentage increase (decrease)	△54.6
Previous year (ended March 2002)	1,053

Non-consolidated Performance Forecasts for the Fiscal Year Ending March 2003 (from April 1, 2002 to March 31, 2003)

(Millions of Yen, %)

	Net Income
Previous forecast (A)	602
Adjusted forecast (B)	245
Increase (decrease) (B-A)	△356
Percentage increase (decrease)	△59.2
Previous year (ended March 2002)	1,586

2. Reason for Adjustments to Consolidated Performance Forecasts

We have revised the non-consolidated net income to ¥245 million (¥△356 million) for this fiscal year because of the loss on evaluation of investment securities which was brought by the dullness of stock markets and other causes. The consolidated net income has been revised because of the revision of non-consolidated net income.

May 16, 2003

To whom it may concern:

Company	Keika Express Co., Ltd.
Representative	Katsutoshi Nishihara, President & CEO
	Code: 9374
Contact	Satoshi Nishihara, Senior Managing Director
Telephone	(06)6907-5770

Notice Concerning Acquisition of Keika's Treasury Shares

(Acquisition of Treasury Shares Pursuant to the Provision of Article 210 of the Commercial Code)

Keika Express ' Board of Directors resolved at the meeting held on May 16, 2003 that acquisition of its treasury shares pursuant to Article 210 of the Commercial Code will be proposed to the shareholders at the 16th Annual General Meeting of Shareholders to be held on June 27, 2003.

1. Purpose of Acquisition of Its Treasury Shares

   According to Article 210 of the Commercial Code, Keika Express will acquire its treasury shares so that we will be able to facilitate quick and flexible management policies including financing policies.

2. Particulars of Acquisition
   (1) Types of shares to be acquired: Shares of common stock of Keika Express Co., Ltd.
   (2) Total number of shares to be acquired: Up to 350,000 shares (4.55% of total outstanding shares)
   (3) Total cost of acquisition: Up to ¥350,000,000

Note: The foregoing is subject to the shareholder resolution to be adopted at the 16th Annual General Meeting of Shareholders to be held on June 27, 2003.

For inquiries about this matter, please contact Mr. Masanori Sogawa, Manager, IR Section, Planning Department (Telephone: 06-6970-5770).

May 16, 2003

To whom it may concern:

Company	Keika Express Co., Ltd.
Representative	Katsutoshi Nishihara, President & CEO
	Code: 9374
Contact	Satoshi Nishihara, Senior Managing Director
Telephone	(06)6907-5770

Notice Concerning Stock Acquisition Rights for Stock Option Scheme

Keika Express Co., Ltd. presents the following notification of the resolution at its Board of Directors meeting held today to propose an agenda seeking authorization to issue stock acquisition rights for the purpose of its stock option scheme to the shareholders at the 16th Annual General Meeting of Shareholders to be held on June 27, 2003, pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan.

1. Reasons for issuing stock acquisition rights to non-shareholders on specially favorable terms:
   To further raise the enthusiasm and morale of its directors and employees, thereby improving its business results for more benefits of the shareholders, and also the recognition of its auditors towards their audit, the Company is going to issue the rights to acquire new shares at no cost to the persons mentioned above in the form of stock options.

2. Terms of stock acquisition rights issue:
   1) Persons to whom stock acquisition rights shall be granted;
      Directors, corporate auditors and employees.
   2) Class and number of shares for stock acquisition rights;
      Maximum of 200,000 common shares of the Company. In the case of a stock split or stock consolidation, the number of shares shall be adjusted by the formula below. However, any adjustment shall only be made to shares for which share acquisition rights have not been exercised at that time, and any fractions less than one share resulting from adjustment shall be disregarded.
      Number of shares after adjustment = Number of shares before adjustment X Ratio of stock split or stock consolidation
      In addition, in the case that the Company makes merger, stock-for-stock exchange or corporate split, the number of shares shall be changed to the appropriate number which the Board of Directors determines.

3) Total number of stock acquisition rights to be issued;

Up to 2,000. (The number of shares which qualifies as one stock acquisition right shall be 100 shares. However, in the case of the adjustment 2) above, the number shall be adjusted according to the same formula.)

4) Issue price of stock acquisition rights;

No consideration shall be paid.

5) Amount to be paid in for exercise of stock acquisition rights;

The price per share issued upon exercising a stock acquisition right (hereinafter to be referred to as exercise price) shall be the price obtained by multiplying the average closing price in the regular trading of the shares of common stock of the Company on the Osaka Securities Exchange for each day (excluding any trading days on which the closing price does not exist) of the month prior to the month of issue, by 1.05. Any fraction less than one yen resulting from the calculation shall be rounded up to one yen. However, in the case that the price is less than the closing price in the regular trading of the Company's common stock on the Osaka Securities Exchange on the day of issue of stock acquisition rights (in the case of no trading on the day, the closing price of the closest day prior to the day), the concerned closing price shall be the exercise price.

The amount to be paid in for each stock acquisition right shall be the amount obtained by multiplying the above exercise price by the number of shares issued or transferred upon exercising the stock acquisition right.

Provided, however, in the case that the Company splits or consolidates its shares of common stock on or after the issue date, the exercise price shall be adjusted according to the following formula and any fraction less than one yen shall be rounded up to the nearest one yen.

Exercise price after adjustment = Exercise price before adjustment X (1 / Ratio of stock split or stock consolidation)

If the Company issues new shares at a price that is lower than the market price after the issue date (excluding the cases of public offering at market price and exercise of stock acquisition right as stock option plan), the exercise price shall be adjusted according the following formula, and resulting figures under one yen shall be rounded up to the nearest one yen.

Exercise price after adjustment = Exercise price before adjustment X (Number of outstanding shares + (Number of new shares issued X Issue price per share / Market price per share) / (Number of outstanding shares + Number of new shares issued))

In addition, in the case that the Company makes merger, stock-for-stock exchange or corporate split, the number of shares shall be changed to the appropriate number which the Board of Directors determines.

6) Period during which the stock acquisition rights may be exercised;
From June 1, 2004 to May 31, 2005.

7) Conditions for exercise of stock acquisition right;
(1) Person to whom stock acquisition right is granted must be in positions of directors, corporate auditors and employees of the Company or its affiliates at the time of exercise of the stock acquisition right. However, in the case of resignation by term expiration, retirement by retiring age or other reasonable reasons which the Board of Directors approves, such person shall not be limited by this provision.
(2) Person to whom stock acquisition right is granted may not transfer, pledge or dispose of the stock acquisition right.
(3) In the case that a person to whom stock acquisition right is granted deceased, he or her heir shall be able to exercise the right.
(4) Other conditions are based on the terms of contract to be concluded between the Company and the person based on the resolution made by this shareholders meeting and the Board of Directors of the Company.

8) Cancellation of stock acquisition rights and conditions thereof;
(1) In the case that a merger agreement whereby the Company is deemed to become extinct was authorized or in the case that a stock-for-stock exchange agreement whereby the Company is deemed to become a fully owned subsidiary was authorized at a shareholder meeting, the Company may cancel stock acquisition rights without compensation.
(2) In the case that a person to whom stock acquisition right is granted became not eligible to exercise the right according to above 7)-(1) or the person abandoned a part or all of the right, the Company may cancel stock acquisition rights without compensation.

9) Restriction on transfer of stock acquisition rights;
Transfer of stock acquisition rights shall require the approval of the Board of Directors of the Company.

Note: The foregoing is subject to the shareholder resolution to be adopted at the 16th Annual General Meeting of Shareholders to be held on June 27, 2003.

For inquiries about this matter, please contact Mr. Masanori Sogawa, Manager, IR Section, Planning Department (Telephone: 06-6970-5770).

May 16, 2003

To whom it may concern:

Company	Keika Express Co., Ltd.
Representative	Katsutoshi Nishihara, President & CEO
	Code: 9374
Contact	Satoshi Nishihara, Senior Managing Director
Telephone	(06)6907-5770

Notice Concerning Announcement of Financial Results by means of Electronic Method

Keika Express ' Board of Directors resolved at the meeting held on May 16, 2003 that the announcement of the Company' financial results (Balance Sheets and Profit and Loss Statements) shall be provided by means of electronic method (inserted in the following home page of the Company) pursuant to Article 16-3 of the Audit Special Exceptions Law instead of inserting in the newspaper (*Nihon Keizai Shimbun*) provided by the Article of the Company from the 16th fiscal term (April 1, 2002 to March 31, 2003).

Note:

1. Home Page Address http://www.keikaexp.co.jp/ir/koukoku/html
2. Balance Sheets and Profit and Loss Statements shall be inserted in the above home page address after the resolution of the 16th Annual General Meeting of Shareholders to be held on June 27, 2003.

For inquiries about this matter, please contact Mr. Masanori Sogawa, Manager, IR Section, Planning Department (Telephone: 06-6970-5770).

May 29, 2003

To whom it may concern:

Company	Keika Express Co., Ltd.
Representative	Katsutoshi Nishihara, President & CEO
	Code: 9374
Contact	Satoshi Nishihara, Senior Managing Director
Telephone	(06)6907-5770

Notice Concerning Establishment of an American Depositary Receipt Program

Keika Express Co., Ltd. (the Company) announced today that it has established a sponsored American Depositary Receipt Program, in which the Bank of New York is the Depositary. According to the Securities Exchange Commission (SEC)'s declaration of effectiveness of the program on May 28, 2003, 11:00 AM (the United States Eastern Time), the Company may issue American Depositary Receipts (ADRs) and will enable circulate its shares in the form of ADRs from May 29, 2003 (the United States Eastern Time) in the United States.

1. Purpose of Establishment of the ADR Program

   The Company aims to broaden its foreign investors base by enabling them to buy the shares of the Company in the form of the ADRs (Level-1 Sponsored) in Over-the-Counter Market in the United States and expects a ripple effect on its shares in the domestic market in the form of increased trading volume and liquidity.

2. Details of the Program
   1) Type of ADR Program : Level-1 Sponsored
   2) Exchange : OTC (Over-the-Counter) Market
   3) Starting Date of Trading : May 29, 2003
   4) Ratio of ADR to Deposited Securities : 1:1
   5) Ticker Symbol : KEKXY
   6) CUSIP : 487527103
   7) Depositary : the Bank of New York
   8) Custodian : Sumitomo Mitsui Banking Corporation

[Reference]

ADR is an abbreviation which stands for "American Depositary Receipt", a negotiable US instrument issued in the form of a certificate to circulate a non-US-based company's equity in the United States. Registered with the SEC, ADRs are deemed to be equity securities negotiable within the United States, and they can be traded, redeemed and held in custody, as is the case with the shares of US companies.

Keika Express Co., Ltd. is the second company next to All Nippon Airways Co., Ltd. in the transportation industry and first in the land transportation industry to register sponsored ADR in Japan.

For inquiries about this matter, please contact Mr. Masanori Sogawa, Manager, IR Section, Planning Department (Telephone: 06-6970-5770).

TAB 3

TAB 3

ENGLISH DOCUMENTS

Set out below are the English documents referred to in ANNEX A of Section B.

2003

LOGISTICS SOLUTION

INVESTORS GUIDE 2003



Trust network system

軽貨急配 TRUSTEX

証券コード（Code） 9374

軽貨急配株式会社

Keika Express Co., Ltd.

http://www.keikaexp.co.jp



貨物軽自動車を主とした「利用の経営」により更なる成長戦略を推進します。

代表取締役社長　西原　克敏
President　Katsutoshi Nishihara

生活者優位の時代を先取りした「ダブル・アウトソーシング」が当社の特徴です。

21世紀は生活者優位の環境が更に深まる時代であると言えます。生活者の多様化するニーズに的確に対応する一方でコストの削減を果たすために、「アウトソーシング」は今や必要不可欠の戦略の一つとなっています。

そうした時代の変化を先取りする形で、当社は、1987年12月の設立当初より、委託事業主方式による「ダブル・アウトソーシング」の事業システムをスタートさせました。

この事業システムは、物流業務をソフトウェアと捉え直したもので、当社は物流プランニングやコーディネートに業務を集中し、自社ではトラックを保有せず、その一方で貨物軽自動車運送事業者との委託契約によって包括的な物流業務を遂行します。いわば「トラックを持たない運送会社」…これが当社の特徴です。

当社は今後も、「利用の経営」を基本とし、この強みを最大限に活かした戦略を推進していきます。

拠点の全国化達成の次のステップとして、面展開の拡大で、エリアNo.1を目指します。

2000年に全国の営業拠点が100を超えたことを受けて、全国化がほぼ完了したと判断。次のステップとして当社は、2002年3月期より「面展開の拡大営業」へと移行し、積合せ運送事業者との事業提携およびM&A等を念頭に、拠点のネットワーク化も進めていきます。

すなわち今後は、エリアマーケティングの視点に基づいて、より効果的かつ効率的な拠点の選択、提携企業との支店共同利用等により、コストを低減しつつ営業力を強化し、対象エリアを広げ、売上拡大を図ります。

これによって当社は、営業効率を高めて収益力とコスト競争力の更なる源泉を確保すると同時に、各エリアにおけるNo.1を目指します。

成長の第2ステージへ向け、新事業「軽貨急配 B2B EXPRESS」を立ち上げ、巨大マーケットの攻略を開始します。

物流の主役が「消費者物流」に移行する一方で、規格外貨物や役務付帯貨物の物流ニーズも増加の一途をたどっています。こうした中、当社は、「ダブル・アウトソーシング」の事業システムにより低コスト・スピード配送のサービスを1社専属型で提供し、貨物軽自動車運送事業トップの地位を築き上げました。

そして当社は、成長の第2ステージに向けて、事業者向けの小口積合せ配送分野に進出し、「軽貨急配 B2B EXPRESS」を立ち上げました。この企業間小口貨物市場の取り込みを企図したサービスの内容は、当社の強みをフルに活かした「低コスト・スピード配送」で、他社既存のサービスのほぼ半分の料金体系を実現しています。この新たに参入する市場は、従来市場を大きく上回るスケールを有しています。当社は今後、この巨大市場の攻略を本格的に開始します。

巨大マーケットに対応し、第2ステージの成長を支える経営基盤の再構築を推進します。

委託事業主は、当社のお客様に直接対応するという非常に重要な役割を担います。その質の高さを維持するために、新規開発件数を抑制するなど、良質な委託事業主の確保に努めています。その一方で、当社に対する包括的物流請負業務の委託依頼が増え続けており、良質な委託事業主の安定確保も急務となっています。

そうした状況の中、開発事業の一部を他社にアウトソーシングする「軽貨物運送開業支援事業」のほか、M&Aや提携等による積合せ業者の確保や委託事業会社による貨物軽自動車運送の効率的運営等を進め、「ダブル・アウトソーシング」という当社独自の事業システムとノウハウを提供することで、増え続ける包括的物流ニーズに対応していきます。いわば「トラックもドライバーも持たない運送会社」として、新たな経営基盤の構築を図ります。

We will promote new growth strategies by pivoting on our "utilization-oriented management".

Keika Express' innovative "double outsourcing" strategy has captured the emerging needs of consumer-oriented logistics.

As society is becoming more and more consumer-oriented in the 21st century, the "outsourcing" of peripheral services has become an indispensable measure to accommodate increasingly diversified consumer needs, while simultaneously cutting costs.
Ahead of this move, Keika Express introduced the "double outsourcing" business system at its establishment in December 1987.
This business system is designed to concentrate the Company's corporate resources on the "software" parts of the physical distribution business, such as logistics planning and coordination services. The Company therefore does not have its own fleet of delivery trucks. Instead, it has a network of contracted light-freight delivery operators called "owner operators." We are a truckless freight company, and this is what distinguishes us from other trucking firms.
Pivoting on its "utilization-oriented management" approach, the Company will continue to promote an extensive range of strategies to maximize the advantages of that approach.

Having achieved a national presence, Keika Express will now put forth area-by-area marketing efforts to secure the No. 1 position in all the geographical

When its number of branches exceeded 100 in 2000, covering the entire nation, Keika Express became determined to achieve the No. 1 position in all the geographical areas it serves. Starting in the March 2002 term, Keika's growth policy has shifted to area-by-area marketing efforts, while promoting the networking of branches through tie-ups with and/or M&As of forwarders that transport consolidated loads from different shippers.
From the perspective of area-by-area marketing, the Company will strive to maximize its marketing strength, while reducing costs, by selecting the most effective and efficient branches and promoting their alliances with partners, thus enlarging service areas and boosting sales.
By pursuing this area marketing strategy, Keika Express aims to secure the No. 1 position in all the areas it serves, while enhancing its profitability and cost competitiveness.

To ensure continued growth, Keika Express will tap a huge market with the launch of Keika B2B EXPRESS.

As consumer-oriented logistics are becoming mainstream, the demand for the delivery of non-standard freight and value-added services is continuously rising. Keika Express' "double outsourcing" system has enabled a swift response to this demand, earning us the leading position as a provider of small cargo delivery services using light vehicles at lower cost and in less time.
To ensure continued growth, Keika Express has tapped the new market of small-combined-cargo delivery from business to business with the launch of Keika B2B EXPRESS. Keika's "low-cost, rapid delivery" services are provided at almost half the cost set by competitors. This new market is considerably larger than the markets we have served in the past. And we will intensify efforts to develop strategies to prevail in this huge market as well.

To succeed in this new huge market, Keika Express will restructure its managerial foundations.

A potential owner operator must comply with strict standards to enter into an "owner operator" contract with Keika Express. Because the quality of owner operators is crucial, as they are in direct contact with our clients, we maintain a strict policy in the recruitment of owner operators. Meanwhile, with the number of order receipts rising continuously, there is a pressing need to keep a sufficient number of good operators. To address this situation and successfully enter the huge target market, Keika Express has initiated a new business form: the "Start-up Support Business," which involves supplying the know-how of Keika's "double outsourcing" business model to local small forwarders on a subcontracting basis. The Company is also seeking tie-ups with and/or M&As of forwarders transporting consolidated loads, and trying to maximize the efficiency of transportation by using allied companies. In exchange for providing the know-how of its unique "double outsourcing" business system, these alliances will expand the Company's capacity to meet the ever-increasing demand for comprehensive delivery services, as we will restructure our managerial foundations to become not only a "truckless" but also a "driverless" freight company.

軽貨急配の特徴

A オーナーオペレーター方式のダブルアウトソーシング
Double Outsourcing

B 安定した収益構造（2つの柱）
Two Pillars of Stable Profit Structure

A オーナーオペレーター方式のダブルアウトソーシング


企業に対するアウトソーシング（外部委託）の提案
Proposal of outsourcing methods to corporate clients
委託事業主、開業希望者に対する開業支援
Support the development of potential owner operators
顧客（荷主）
Clients
業務受託
Outsourcing of logistics operations
軽貨急配
Keika Express
業務委託
Outsourcing of delivery operations
委託事業主
Owner Operators
および
and
委託事業会社
Subcontractors
委託事業主等による物流関連業務請負サービスの提供
Supply of delivery and other value-added services on contract

B 安定した収益構造（2つの柱）


貨物運送受託業務
Consigned Freight Transportation Business
委託事業主開発業務等
Owner Operator Development Business
顧客（荷主）
Clients
貨物運送収入
Income from freight transportation
その他営業収入
Other operating income
上記業務に付随して発生する貨物事故対策分担金等
Share of accident coverage fee associated with the above operations
軽貨急配
Keika Express
商品売上高
Revenues from sale of products
その他営業収入
Other operating income
上記業務に付随して発生する加盟店手数料等
The franchise fee associated with the above operations
委託事業主
Owner Operators

Keika Express' Characteristics

C 1社専属型の非標準貨物の配送
Exclusive delivery of non-standard freight for a specific company

D 貨物軽自動車の利用
Use of light-freight vehicles

"Double Outsourcing" Business System

「ダブル・アウトソーシング」の事業システム

当社の事業構造は、荷主企業（顧客）と貨物軽自動車運送事業主（陸運局への届出業者）であるオーナー・オペレーターとの間に立って事業を行うもので、当社ではこの事業システムを「ダブル・アウトソーシング」と呼んでいます。

当社は、顧客に対して物流合理化プランを提案し、当社と顧客の間で業務契約を交わし、一連の物流業務を受託します。

この受託した業務内容に応じて、当社が契約を結んでいるオーナー・オペレーター（委託事業主）の中から、最も適したオーナー・オペレーターを選定し、当社から業務を委託。この委託事業主が、顧客の求める包括的物流サービスの提供を行う仕組みです。この構造が、「トラックを持たない運送会社」と言われる所以です。

当社は、「顧客開拓」と「優秀なオーナー・オペレーターの開発」を並行して遂行することで、この事業システムの効果を高めています。

Keika Express' innovative "Double Outsourcing" system

Being positioned between a shipper—a client—and an independent light-freight forwarder registered with the Land Transport Bureau—called an "owner operator"—Keika Express offers the best solutions for both parties. This is what we call a "double outsourcing" business system.

First, we draw up the best logistics plan for a potential client and, once the client agrees, we enter into a contract with the client to offer logistics services. We then select the most qualified owner operator to accomplish the services and outsource the service to that operator. This is why we are dubbed a "truckless freight company."

Keika Express optimizes the effect of this "double outsourcing" business system by promoting two parallel efforts to enlarge its client base and secure qualified owner operators.

Two Pillars of Stable Profit Structure

「ダブル・アウトソーシング」がもたらす２つの収益

当社独自の事業システム「ダブル・アウトソーシング」では、「貨物運送受託業務」と「委託事業主開発業務等」の２つの業務が柱となっています。そして、この２つの業務遂行の両方から収益をあげる構造となっている点で、当社は、極めて安定性の高い収益構造を有しています。

貨物運送受託業務では、顧客より受託した業務を遂行することで、貨物運送収入などの収益をあげています。一方、委託事業主開発業務等は、主に顧客より受託した業務を、当社が委託するためのオーナー・オペレーター（委託事業主）を開発する業務であり、これによって開発したオーナー・オペレーターに対する車輌の販売などが、もうひとつの収益の柱となっています。

The two types of income provided by "double outsourcing"

The company's "Consigned Freight Transportation Business" and "Owner Operator Development Business" form the foundation of the "double outsourcing" business model. Since both of these two operations generate income, the company is able to maintain an extremely stable profit structure.

For example, by performing the work consigned by the client to the company (Consigned Freight Transportation Business), income from freight transportation and other operations is generated. On the other hand, the "Owner Operator Development Business" consists of developing owner operators that will take on work outsourced by clients in the future. The sale of vehicles to these owner operators is another source of income for the company.

C 1社専属型の非標準貨物の輸送 Exclusive delivery of non-standard freight for a specific company





従来の標準を打破した標準
Breaking conventional standards

新しいスタンダードの開発·提案へ
Creating new standards





- 衛星アンテナ等の設置作業 Installation of satellite TV antennas
- 家電製品の配線·据付作業 Installation and wiring of electric appliances
- 生花·園芸品の運搬 Delivery of fresh flowers and plants
- 買物代行 Shopping for clients
- 訪問先での御用聞き Order taking
- 家庭の大型廃棄物の回収作業 Collection of large-scale waste electric appliances

当社は、ダブル·アウトソーシングの事業システムにより、規格外の貨物や運送前後の役務に対して柔軟かつ低コストで対応することができます。しかも、あらゆる業界の個別ニーズに対応することが可能であり、競合他社との大きな差別化となっています。

24時間稼働可能なオーナー·オペレーターが小口·多品種·多頻度配送に対応する「足代わり」になれること、そして、たとえば電気設備などの専門知識·技能を持ったオーナー·オペレーターが運送前後の包括的サービスを請け負える「スタッフ」になれること···当社はこうした強みを活かして、オーダーメイドの物流周辺サービスを拡大しています。

規格に基づいた一般の宅配便とは大きく異なる当社のこうした強みは、特に、卸売業を営む小規模·中堅クラス」の企業に対して、大きな力を発揮しています。

業務受託先の産業別分類（運輸業除く）
Consignors Categorized by Type of Industry (excluding transportation industry)


水産農林業 0.30%
Forestry and Fishery
鉱業 0.15%
Mining
その他の分類不能 6.18%
Other (non-classifiable)
建設業 1.71%
Construction
サービス 13.74%
Services
製造業 27.27%
Manufacturing
通信·電気·ガス 0.86%
Communications / Electric / Gas
不動産業 0.10%
Real Estate
小売業 10.09%
Retail
卸売業 39.60%
Wholesale

The innovative "double outsourcing" system enables us to provide flexible and low-cost solutions to the growing demand for the delivery of non-standard cargos and pre- and/or post-delivery peripheral services. It also allows us to cope with the individualized needs that can vary from industry to industry, giving us a secure and distinct position relative to our competitors in the logistics industry.

To maintain an advantage in offering such peripheral services, Keika's contract owner operators play a crucial role. Available on a 24-hour basis, they deliver a variety of goods in small lots and at frequent intervals according to shippers' requirements. In addition, some of the owner operators have special skills or knowledge, such as the installation of electrical equipment, boosting the value of our services. Keika Express' consistent policy of offering customized and comprehensive services associated with the delivery of goods continues to open up new business opportunities.

These strengths, which greatly differ from those of standardized delivery service providers, enable Keika Express to exhibit great force in the market for small-to-medium size companies that operate as wholesalers.

D 貨物軽自動車の利用　Use of light-freight vehicles



スーパートレーラー
Super Trailer



トラック
Truck

深温冷凍便
Deep-freezer®



一般車輌との比較
Comparison with Conventional Trucks


1910mm
1270mm
1930mm

通常市販の軽トラック
Conventional light duty truck


2390mm
695mm
1856mm
2495mm

当社独自開発の大容量ボディ
Keika Express' vehicle

狭く入り組んだ道路、密集した住宅等の日本固有の運送環境により、日本での運送業務には軽トラックの利用価値が高い状況となっています。当社は、軽トラックのこうした利点を活かしながら、市販車輌の積載容量の小ささを克服するために、自社オリジナルの独自車輌を開発。本体車輌、スーパートレーラーともに一般軽貨物車輌の約1.5倍の積載容量を持っているため、コストパフォーマンスに優れています。

また、多面冷却式冷凍装置の着脱自在の構造、約12時間ボックス内を一定温度に保てるフリーズパックデリバリーなどを独自に開発又は採用。これにより、冷凍·保冷輸送ニーズにも柔軟に対応できる体制をとっています。

A maze of narrow roads and dense residential areas; this is a transportation environment found in Japan. In this sort of setting, the utility value of light duty trucks in the transportation business is extremely high. Keika Express recognized this need and developed an original vehicle that not only takes advantage of the compactness of the truck but also overcomes the problem associated with small loading capacities evident in other vehicles on the market today.

Exclusively developed, the Company's super-light trucks—as well as its "super trailers"—have a load capacity of 350 kg, or around 1.5 times that of average light trucks, to ensure better cost performance.

Keika has also developed a special structure that enables the truck to accept detachable refrigeration equipment and introduced "Freeze Pack Delivery," which allows the delivery of fresh goods in refrigerator boxes for which the temperature can be controlled for 12 hours.

基本戦略

Basic Strategy

これまで、「ダブル・アウトソーシング」を中心に推進してきた「利用の経営」を更に拡大させ、企業との業務提携による次世代型ダブル・アウトソーシングの展開を積極化します。これにより、トラックも、物流倉庫も、ドライバーも持たない究極的な「利用の経営」へと進化していきます。

Keika Express intends to evolve its "double outsourcing" business system into what we call "next-generation double outsourcing" by boosting its efforts to form business alliances with other entities. The Company's ultimate form would be one of the providers of logistics services without delivery trucks, warehouses or even truck drivers as its own assets.


ニューマーケットへの参入
Entry into new markets
「軽貨急配 B2B EXPRESS」
Keika B2B EXPRESS
1社専属型の
個人オーナーオペレーターに加えて
サブコントラクターのネットワーク化
Establish network of subcontractors in addition to
individual exclusive owner-operators for specific companies
軽貨物運送開業支援事業
Start-up Support Bisiness
M&A、業務提携
M&A and Business Alliances
業務基盤の再構築
Re-establishment of the company's
business foundation
3ヵ年で売上高500億円を目標
Net sales will reach ¥50 billion.

戦略① ニューマーケットへの参入

競合他社の約半額の料金設定とよりスピーディな対応など「低コスト·スピード配送」を武器に、小口積合せ配送分野(事業者間物流)に進出し、市場規模を飛躍的に拡大。より大きな成長に向けた新事業を推進します。

Strategy 1 Entry into a new market

Featuring low pricing-almost half the cost set by other players-and speedy delivery tailored to diverse client needs, Keika Express has tapped into the new market of small-combined-cargo delivery from business to business. This new market is expected to enlarge the Company's business scale dramatically, with great potential for the future.

戦略② サブコントラクターのネットワーク化

従来の1社専属型の個人オーナーオペレーター(委託事業主)に加えて、サブコントラクター(受託業務をアウトソーシングできる企業)のネットワーク化を行い、「軽貨物運送開業支援事業」を推進。これにより益々増加傾向の当社への包括物流ニーズに対応できる体制の早期確立を図ります。

Strategy 2 Building a network of subcontractors

The company established a network of subcontractors to go along with the individual owner operators that worked exclusively for a specific company and promoted the "Start-up Support Business." This was done at this early stage so that the company would be prepared for a projected increase in the number of companies seeking total logistics services and the increasing needs of each client.

戦略③ 事業基盤の再構築

「企業との業務提携」(中堅以上クラスの運送会社が対象)と「軽貨物運送開業支援事業」(地域の中小運送会社向け)を推進し、今後も増え続ける大量の小口貨物の業務委託先を確保し、大量の貨物に対して、より低リスクで対応できる新たな事業基盤を構築します。

Strategy 3 Restructure business foundations

Keika Express will restructure its business foundations by promoting business alliances with large and medium-sized carriers and encouraging the subcontracting of its "double outsourcing" business system to local small or medium-sized trucking firms. By securing more business partners so that we can outsource an increasing number of orders that might otherwise be beyond our capacity, we intend to establish a business system that will allow us to fulfill an expected huge increase in delivery needs with minimum risk.

軽 貨 急 配　B 2 B　E X P R E S S　　*Keika B2B EXPRESS*

「軽貨急配 B2B EXPRESS」による成長加速

企業間小口貨物市場の取り組みを企図する同サービス「軽貨急配B2B EXPRESS」のサービスを開始。B2B向けに限定ながら、小口積合せ配送分野への参入を果たしました。

企業間小口貨物市場の取り組みを企図する同サービスは、車輌やドライバーを自社で保有せず、自らもアウトソーシングにて実際の配送を行っているため実現したものであり、他社の既存サービスと比べて価格面で差別化でき、現在の顧客ニーズに受けいれられる内容となっております。東京23区からスタートさせ、順次、首都圏、中京、近畿へと拡大していく計画です。

この新しいサービスを今後の当社の主力として拡大させていくことで、当社の成長力を更に加速させていきます。

取り組みの初年度となった2003年3月期は、当初の計画を大きく上回る実績をあげており、3～4年で100億円ビジネスに成長する可能性があります。

Keika B2B EXPRESS accelerates the company's growth.

Keika Express has launched the Keika B2B EXPRESS service to target the market for small cargo delivery from business to business. Although limited to business-to-business delivery, it is our first attempt to offer the service of combined delivery of less-than-truck loads from different shippers.

The double outsourcing system enables us to offer the B2B EXPRESS service at almost half the rate of our competitors, because we neither own our trucks nor employ our drivers. The service is expected to match the current needs of shippers. Starting in the 23 wards of Tokyo, we plan to expand coverage to the entire Tokyo metropolitan area as well as the Chukyo, Kinki and other regions. By gradually intensifying the focus on the Keika B2B EXPRESS service, we will further accelerate the company's growth.

In the initial year of implementation (period ending March 2003) the financial results for this area of business beat expectations by a wide margin. This leads the company to believe that it could grow into a 10 billion yen business in 3 to 4 years.

作業風景
Employees at work





価格参考例
Pricing example for similar services

サイズ Size 縦+横+高さの和 Combined height, width and length	重量 Weight	軽貨急配 B2B EXPRESS 1個当たりの料金 Keika B2B EXPRESS cost per package 1伝票当たりの個数（個）Number of packages per invoice 1	1～9	10～	Y社/T便 Company Y / T Delivery Service	N社/P便 Company N / P Delivery Service	重量 Weight	ゆうパック "Yu-Pack" Postal Delivery Service 第一地帯/市内 Primary region / within city limits
60cm	2kg迄	300	200	150	740	740	2kg迄	510
80cm	5kg迄	400	300	200	950	950	4kg迄	630
							6kg迄	750
100cm	10kg迄	440	340	220	1,160	1,160	8kg迄	810
							10kg迄	870
120cm	15kg迄	470	370	235			12kg迄	930
					1,370	1,370	14kg迄	990
							16kg迄	1,050
140cm	20kg迄	500	400	250	1,580	1,580	18kg迄	1,110
							20kg迄	1,170
160cm	25kg迄	530	430	265	1,790	1,790	—	—

業務委託ネットワーク　*A Network of Contract Operators*



益々増加傾向にある当社への包括物流ニーズ
A growing number of orders for comprehensive logistics services
全国の包括物流ニーズを持つ
顧客から、当社が業務を受託
Receives such orders from
clients throughout the nation
(長距離物流 / Long-distance transportation)
軽貨急配
Keika Express
西濃運輸(株)
Seino Transportation
(当社子会社)
軽貨急配シーエス(株)
Keika Express CS
(Consolidated subsidiary)
業務提携先各社
Allied Logistics Players
(小口配送 / Small-lot consignment delivery)
(倉庫機能 / Warehousing functions)
(株)ダット・ジャパン
DAT Japan
日本橋倉庫(株)
Nihonbashi Warehouse
(株)ユニティー
UNITY
その他
Others

「業務委託ネットワーク」による事業基盤

当社に対する包括的な物流ニーズはますます増加の一途を辿っています。さらに、軽貨物積合せ小口配送という新事業への進出に伴い、取扱貨物は加速度的に増加することが見込まれます。こうした状況変化に対応して、当社では、受託業務をアウトソーシングできる企業（サブコントラクター）との請負関係を構築するとともに、提携企業による「業務委託ネットワーク」の構築を図っています。

2002年3月期には、M&A子会社・軽貨急配シーエス（株）を業務提携先のひとつに加えると共に、長距離物流対応として西濃運輸（株）と、小口配送対応として、（株）ダット・ジャパンと、軽作業請負対応として（株）ユニティーとそれぞれ業務提携を行いました。また、2003年3月期では、倉庫機能を担うサブコントラクターとして、日本橋倉庫（株）と業務提携を行いました。

今後も当社はこうした目的での業務提携を積極的に推進し、独自の「業務委託ネットワーク」を新事業モデルとして築き上げていきます。

この結果、当社は、オーナーオペレーター方式による「ダブル・アウトソーシング」、サブコントラクター方式による「ダブル・アウトソーシング」、そして提携企業による「業務委託ネットワーク」の3つの事業モデルを同時に運用することで、大量の物流ニーズに対して、低コストかつスピーディにお応えすることができます。

A network of contract operators enlarges the company's business foundations.

Keika Express is receiving a growing number of orders for comprehensive logistics services. Having started the new Keika B2B EXPRESS service, the number is expected to grow even further. To deal with these changes, we are promoting business alliances with other logistics providers to build a network of allied logistics players, in addition to expanding the group of subcontractors to which we can outsource our jobs.

During Fiscal 2002 (period ending March 2003), the company added Keika Express CS Corporation (An M&A related subsidiary) to the list of business alliance partners. In addition, the company established business alliances with Seino Transportation Co., Ltd. as a partner for long-distance transportation services, DAT Japan, LTD. as a partner for small-lot consignment delivery services and UNITY Co., Ltd. as a partner for additional labor-related services (i.e. installation of electrical equipment, etc.). Moreover, Keika Express entered into a subcontractor agreement with Nihonbashi Warehouse Co., Ltd., enabling the company to provide warehousing functions to its clients.

Keika will continue to promote such alliances to establish a new business model through a network of allied logistics players.

Ultimately, we intend to establish solid business foundations with the capacity to handle a huge amount of logistics needs speedily at low cost by operating three business models: traditional double outsourcing, the new type of double outsourcing through subcontractors and a network of allied logistics players.

Ｍ＆Ａと事業構造改革　M&As and Restructuring of Business Foundations

当社子会社化後の改革推進により、軽貨急配シーエスの収益改善が着実に進行。

当社は、軽貨急配グループ全体で、M&A、開業支援事業等の新事業の立ち上げなどにより、事業の再構築を進め、サービスを総合的に提供できる物流商社への変革を推進しています。

グループ経営においては、2001年4月、当社は、首都圏における中・大型貨物の配送業務への対応強化を目的に、フットワークデリバリーサービス（株）（現・軽貨急配シーエス（株））をＭ＆Ａにより連結子会社化。その後、同社の抜本的な事業構造改革に着手しました。人的資源の最適化と再配置、間接部門の圧縮等によるローコスト体質への改善、営業手法の改善や新車両導入等による取引拡大策の推進など、ヒト・モノ・カネの全てにわたり、徹底した改革を推進しました。

その結果、同社の収益性は着実に改善。同社の売上高営業利益率は、子会社化直前の2001年3月期は、−20.76％と低水準にありましたが、改革推進効果から、2003年3月期には8.37％まで大幅に改善しました。





The restructuring of Keika Express CS, after it became a subsidiary of the Keika Express group, has resulted in steady improvements to profitability.

Currently, the group is re-building business operations through efforts including the establishment of new business areas such as M&A and Start-up Support Business. Through this, the company is attempting to transform itself into a logistics company that can provide total services to clients.

Group management-wise, Keika Express acquired Footwork Delivery Service Corporation (now known as Keika Express CS Corporation) in April 2001 through an M&A deal aimed at enhancing the responsiveness of our medium and large-freight delivery service in the Tokyo Metropolitan Area. After completing the deal, the acquired company was made into a full consolidated subsidiary. Since then, Keika Express CS Corporation has embarked on a drastic reform of its operational structure. For example, we optimized and relocated human resources and minimized back-office operations to reduce costs. In addition, the company improved sales methods, introduced new vehicles and implemented measures to increase business. From an overall standpoint, these efforts allowed the company to thoroughly reform the three pillars of its business; personnel; products; and finances.

Consequently, the profitability of the company steadily improved. For instance, before Keika Express CS Corporation was made into a full subsidiary, its operating income margin was a meager −20.76%. The positive effects of the reform have greatly improved this statistic to 8.37% for the period ending March 2003.

軽貨急配シーエスの売上高営業利益率の推移
Ratio of Operating Profit to Sales of Keika Express CS


(%)
10.0
0
-10.0
-20.0
-30.0
-1.11
-2.73
-20.76
3.69
8.37
1999/3
2000/3
2001/3
2002/3
2003/3
当社によるM&A (2001年4月)
M&A by the Company (Apr. 2001)

財務構造改革　Restructuring of Financial Position

コスト競争力の強化と事業構造の再編

運送事業と開発事業の割合を現在の7：3から8：2へと運送事業の比率を高めます。全国展開の完了とともに運送事業が軌道に乗ってきたことを踏まえ、良質な委託事業主の確保に努めることに注力し、加えて、開発事業の一部を外部委託化することで、「利用の経営」を推進します。委託事業主開業募集に関する広告宣伝費等の圧縮など、中長期の当社財務戦略にとって大きなメリットであると考えております。

Improve Cost Competitiveness and Reform Organizational Structure

In its current state, the company has 70% of its business in transportation and the rest in development. However, the company is planning to increase the transportation portion to 80% in the coming years. More specifically, Keika Express will focus on securing high-quality owner operators in response to the increased national coverage of the company's transportation services and because this part of the business is now back on track. In addition, the company will begin outsourcing a portion of its development business, thus altering the overall management style to one that promotes "use." This strategic change is anticipated to have a positive effect on the company's medium to long-term financial strategy, as it will reduce expenses such as the advertising and promotion costs associated with the development of owner operators.

自動車による国内貨物輸送トン数と宅配便・郵便小包取扱個数の推移
Domestic Land Freight Tonnage and Home Delivery and Postal Packages Delivered in Japan


(単位：百万個)
(Millions)
宅配便取扱個数
Home delivery packages
郵便小包
Postal packages
自動車による国内貨物輸送トン数
Domestic land freight tonnage
(単位：百万トン)
(Millions of yen)
3,000
2,500
2,000
1,500
1,000
500
0
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
6,102
5,822
5,810
6,016
6,177
6,065
5,820
5,863
5,774
5,578
1,189
1,245
1,328
1,434
1,530
1,616
1,832
2,357
2,573
2,654
426
401
378
400
386
326
316
319
310
411
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

※資料：国土交通省「数字で見る物流2000年版」、総務省「郵便の統計」を基に作成
Source: Ministry of Land, Infrastructure and Transport(MLIT) and Ministry of Public Management, Home Affairs, Posts and Telecommunications.

貨物軽自動車運送事業者数の推移 Number of Light-Truck Freight Operators in Japan


(単位：軒)
(Number)
150,000
120,000
90,000
60,000
30,000
0
81,789
86,357
92,763
100,131
110,093
117,611
123,720
128,121
130,076
137,620
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

※資料：各地方運輸局の貨物軽自動車運送事業者数を基に作成　Source: MLIT Transport Bureaus

軽自動車利用運送業界における業績順位 Ranking in Light-Truck Freight Transportation Industry

	2000年 会社名 Company Name	売上高（百万円） Sales (millions of yen)	2001年 会社名 Company Name	売上高（百万円） Sales (millions of yen)	2002年 会社名 Company Name	売上高（百万円） Sales (millions of yen)
1	軽貨急配（株） Keika Express Co., Ltd.	23,275	軽貨急配（株） Keika Express Co., Ltd.	25,486	軽貨急配（株） Keika Express Co., Ltd.	30,024
2	ケイヒン配送（株） KEIHIN DISTRIBUTION Co., Ltd.	12,500	ケイヒン配送（株） KEIHIN DISTRIBUTION Co., Ltd.	14,400	ケイヒン配送（株） KEIHIN DISTRIBUTION Co., Ltd.	12,200
3	軽急便（株） Keikyubin Co.,Ltd.	4,854	軽急便（株） Keikyubin Co.,Ltd.	5,606	軽急便（株） Keikyubin Co.,Ltd.	5,779
4	（株）ソクハイ SOKUHAI Co., Ltd.	3,781	（株）ソクハイ SOKUHAI Co., Ltd.	4,325	（株）エイエヌエキスプレス A.N. Express	4,818
5	（株）セルート SARUTE	2,932	（株）エイエヌエキスプレス A.N. Express	4,050	（株）ソクハイ SOKUHAI Co., Ltd.	4,355
6	（株）アネックス Annex	2,656	（株）アネックス Annex	3,208	（株）アネックス Annex	3,100
7	（株）ダット・ジャパン DAT Japan, Limited	2,359	（株）セルート SARUTE	2,988	（株）ダット・ジャパン DAT Japan, Limited	3,080
8	中部ヤマトホームサービス（株） Chubu Yamato Home Service, Co., Ltd.	2,150	（株）ダット・ジャパン DAT Japan, Limited	2,880	（株）セルート SARUTE	3,034
9	（株）アクセル Accele	2,127	（株）関東即配 Kanto Sokuhai	2,637	（株）関東即配 Kanto Sokuhai	2,911
10	（株）バイク急便 Bike Kyubin Co. Ltd.	1,747	中部ヤマトホームサービス（株） Chubu Yamato Home Service, Co., Ltd.	2,070	（株）バイク急便 Bike Kyubin Co. Ltd.	2,204
11	（株）ワークステーション Work Station	1,300	（株）バイク急便 Bike Kyubin Co. Ltd.	2,043	中部ヤマトホームサービス（株） Chubu Yamato Home Service, Co., Ltd.	2,139
12	（株）関東即配 Kanto Sokuhai	1,242	（株）ジャパンクイックサービス Japan Quick Service	1,444	（株）ジャパンクイックサービス Japan Quick Service	1,466

※資料：帝国データバンク「貨物軽自動車運送業を主業とする企業の売上データ」より
（注）売上高は各社の決算期に基づく数値で、（株）関東即配は12月期、（株）ダット・ジャパンは5月期、（株）アネックスは8月期、（株）ワークステーションは9月期、その他はすべて3月期となっております。
Source: Teikoku Databank "Sales of companies mainly engaging in cargo-delivery service using light vehicles"
Note: The sales figures are for the companies' respective closing months: December for Kanto Sokuhai, May for DAT Japan, August for Annex, September for Work Station and March for the others.

運送受託件数の推移
Number of Delivery Service Contracts Closed


(単位：件)
(Number)
12,000
9,000
6,000
3,000
0
6,577
6,235
7,807
8,596
10,347
1999/3
2000/3
2001/3
2002/3
2003/3

貨物運送収入の推移
Income from Delivery Services


(単位：百万円)
(Millions of yen)
24,000
18,000
12,000
6,000
0
11,446
13,917
17,233
19,457
22,406
1999/3
2000/3
2001/3
2002/3
2003/3

法人委託事業主と請負作業スタッフ登録件数の推移
Number of Registered Corporate Owner Operators and Subcontracted Staff


(単位：件)
(Number)
法人委託事業主
Corporate owner operators
請負作業スタッフ登録件数
Subcontracted staff
3,500
2,100
1,400
700
0
204
2,888
317
3,464
1999/3
2000/3
2001/3
2002/3
2003/3

委託事業主（オーナー・オペレーター）契約件数の推移
Number of Owner Operator Contracts Closed


(単位：拠点)
(Number)
12,000
9,000
6,000
3,000
0
8,507
9,280
9,380
9,829
11,152
1999/3
2000/3
2001/3
2002/3
2003/3

年齢階層別の委託事業主数の状況（2003年3月31日現在）
Owner Operators by Age-Group (as of the end of March 2003)


(単位：件)
(Number)
71歳以上
71 years and above
35
66歳以上70歳以下
66-70 years
302
61歳以上65歳以下
61-65 years
1,143
56歳以上60歳以下
56-60 years
1,810
51歳以上55歳以下
51-55 years
2,391
46歳以上50歳以下
46-50 yeras
1,671
41歳以上45歳以下
41-45 years
1,209
36歳以上40歳以下
36-40 years
965
31歳以上35歳以下
31-35 years
878
26歳以上30歳以下
26-30 years
519
25歳以下
25 years and below
189
0
500
1,000
1,500
2,000
2,500

連　結 Consolidated


売上高
Net sales
(単位：百万円)
(Millions of yen)
40,000
32,000
24,000
16,000
8,000
0
21,267
23,569
25,809
32,208
36,111
1999/3
2000/3
2001/3
2002/3
2003/3


営業利益
Operating income
(単位：百万円)
(Millions of yen)
3,000
2,400
1,800
1,200
600
0
1,440
1,299
1,148
2,245
1,197
1999/3
2000/3
2001/3
2002/3
2003/3


経常利益
Ordinary income
(単位：百万円)
(Millions of yen)
3,000
2,400
1,800
1,200
600
0
1,594
1,353
1,256
2,346
1,257
1999/3
2000/3
2001/3
2002/3
2003/3


当期純利益
Net income
(単位：百万円)
(Millions of yen)
2,000
1,600
1,200
800
400
0
506
680
680
1,053
541
1999/3
2000/3
2001/3
2002/3
2003/3


総資産
Total assets
(単位：百万円)
(Millions of yen)
25,000
20,000
15,000
10,000
5,000
0
8,020
10,779
11,718
17,249
21,839
1999/3
2000/3
2001/3
2002/3
2003/3


株主資本
Stockholders' equity
(単位：百万円)
(Millions of yen)
7,500
6,000
4,500
3,000
1,500
0
2,230
3,196
5,130
6,110
6,315
1999/3
2000/3
2001/3
2002/3
2003/3

(単位：百万円) (Millions of yen)

		1999/3	2000/3	2001/3	2002/3	2003/3
売上高	Net sales	21,267	23,569	25,809	32,208	36,111
売上総利益	Gross profit	9,360	10,116	10,192	12,202	12,137
営業利益	Operating income	1,440	1,299	1,148	2,245	1,197
経常利益	Ordinary income	1,594	1,353	1,256	2,346	1,257
当期純利益	Net income	506	680	680	1,053	541
総資産	Total assets	8,020	10,779	11,718	17,249	21,839
株主資本	Stockholders' equity	2,230	3,196	5,130	6,110	6,315
資本金	Capital	544	544	1,182	1,262	1,262
一株当たり株主資本（円）	Stockholders' equity per share (Yen)	406.82	485.31	676.87	794.93	819.68
一株当たり当期純利益（円）	Net income per share (Yen)	92.42	103.47	96.78	138.33	67.24

セグメント情報

		1999/3		2000/3		2001/3		2002/3		2003/3	
		売上高（百万円） Net Sales (Millions of yen)	構成比（%） Composition of Sales (%)	売上高（百万円） Net Sales (Millions of yen)	構成比（%） Composition of Sales (%)	売上高（百万円） Net Sales (Millions of yen)	構成比（%） Composition of Sales (%)	売上高（百万円） Net Sales (Millions of yen)	構成比（%） Composition of Sales (%)	売上高（百万円） Net Sales (Millions of yen)	構成比（%） Composition of Sales (%)
売上高（連結） Consolidated Sales by Segment	運送事業 Transportation section (貨物運送受託業務) (Consigned Freight Transportation Business)	11,572	54.4	14,155	60.1	17,577	68.1	22,432	69.6	25,379	70.3
	開発事業 Sales section (委託事業主開発業務等) (Owner Operator Development Business)	9,694	45.6	9,414	39.9	8,232	31.9	9,776	30.4	10,732	29.7
	合計 Total	21,267	100.0	23,569	100.0	25,809	100.0	32,208	100.0	36,111	100.0
売上高（単体） Non-consolidated Sales by Segment	運送事業 Transportation section (貨物運送受託業務) (Consigned Freight Transportation Business)	11,572	54.3	14,155	60.8	17,578	69.0	20,364	67.8	23,621	71.1
	開発事業 Sales section (委託事業主開発業務等) (Owner Operator Development Business)	9,722	45.7	9,120	39.2	7,908	31.0	9,659	32.2	9,607	28.9
	合計 Total	21,295	100.0	23,275	100.0	25,486	100.0	30,024	100.0	33,229	100.0

単　体 Non-consolidated



売上高
Net sales
(単位：百万円)
(Millions of yen)
35,000
28,000
21,000
14,000
7,000
0
21,295
23,275
25,486
30,024
33,229
1999/3
2000/3
2001/3
2002/3
2003/3



営業利益
Operating income
(単位：百万円)
(Millions of yen)
3,000
2,400
1,800
1,200
600
0
1,702
1,330
1,159
2,913
871
1999/3
2000/3
2001/3
2002/3
2003/3



経常利益
Ordinary income
(単位：百万円)
(Millions of yen)
3,000
2,400
1,800
1,200
600
0
1,886
1,381
1,222
2,989
903
1999/3
2000/3
2001/3
2002/3
2003/3



当期純利益
Net income
(単位：百万円)
(Millions of yen)
2,000
1,600
1,200
800
400
0
872
709
668
1,586
245
1999/3
2000/3
2001/3
2002/3
2003/3



総資産
Total assets
(単位：百万円)
(Millions of yen)
20,000
16,000
12,000
8,000
4,000
0
7,201
8,417
9,538
14,096
16,796
1999/3
2000/3
2001/3
2002/3
2003/3



株主資本
Stockholders' equity
(単位：百万円)
(Millions of yen)
7,500
6,000
4,500
3,000
1,500
0
2,596
3,369
5,291
6,804
6,721
1999/3
2000/3
2001/3
2002/3
2003/3

（単位：百万円）(Millions of yen)

		1999/3	2000/3	2001/3	2002/3	2003/3
売上高	Net sales	21,295	23,275	25,486	30,024	33,229
売上総利益	Gross profit	9,481	9,894	10,032	12,609	11,969
営業利益	Operating income	1,702	1,330	1,159	2,913	871
経常利益	Ordinary income	1,886	1,381	1,222	2,989	903
当期純利益	Net income	872	709	668	1,586	245
総資産	Total assets	7,201	8,417	9,538	14,096	16,796
株主資本	Stockholders' equity	2,596	3,369	5,291	6,804	6,721
資本金	Capital	544	544	1,182	1,262	1,262
一株当たり株主資本	Stockholders' equity per share	473.51	512.12	698.12	885.29	872.56
一株当たり当期純利益	Net income per share	159.11	107.76	95.07	208.39	28.74
一株当たり配当金	Cash dividend per share	15.00	20.00	25.00	35.00	25.00

Segment Information



売上高（連結）Sales Composition by Segment (Consolidated)
(単位：百万円) (Millions of yen)
運送事業
Transportation section
開発事業
Sales section
36,000
30,000
24,000
18,000
12,000
6,000
0
21,267
9,694
(45.6%)
11,572
(54.4%)
23,569
9,414
(39.9%)
14,155
(60.1%)
25,809
8,232
(31.9%)
17,577
(68.1%)
32,208
9,776
(30.4%)
22,432
(69.6%)
36,111
10,732
(29.7%)
25,379
(70.3%)
1999/3
2000/3
2001/3
2002/3
2003/3



売上高（単体）Sales Composition by Segment (Non-consolidated)
(単位：百万円) (Millions of yen)
運送事業
Transportation section
開発事業
Sales section
36,000
30,000
24,000
18,000
12,000
6,000
0
21,295
9,722
(45.7%)
11,572
(54.3%)
23,275
9,120
(39.2%)
14,155
(60.8%)
25,486
7,908
(31.0%)
17,578
(69.0%)
30,024
9,659
(32.2%)
20,364
(67.8%)
33,229
9,607
(28.9%)
23,621
(71.1%)
1999/3
2000/3
2001/3
2002/3
2003/3

収益性 Profitability


売上高総利益率
Ratio of gross profit to sales
(単位：%)
44.01
42.92
39.49
37.88
33.61
1999/3 2000/3 2001/3 2002/3 2003/3


売上高営業利益率
Ratio of operating profit to sales
(単位：%)
6.77
5.51
4.45
6.97
3.32
1999/3 2000/3 2001/3 2002/3 2003/3


売上高経常利益率
Ratio of ordinary profit to sales
(単位：%)
7.49
5.74
4.86
7.28
3.48
1999/3 2000/3 2001/3 2002/3 2003/3

		1999/3	2000/3	2001/3	2002/3	2003/3
売上高総利益率（%）	Ratio of gross profit to sales (%)	44.01	42.92	39.49	37.88	33.61
売上高営業利益率（%）	Ratio of operating profit to sales (%)	6.77	5.51	4.45	6.97	3.32
売上高経常利益率（%）	Ratio of ordinary profit to sales (%)	7.49	5.74	4.86	7.28	3.48

安全性 Safety


株主資本比率
Ratio of stockholders' equity
(単位：%)
27.81
29.65
43.78
35.42
28.92
1999/3 2000/3 2001/3 2002/3 2003/3


流動比率
Current ratio
(単位：%)
130.61
140.88
157.47
133.84
116.40
1999/3 2000/3 2001/3 2002/3 2003/3


固定比率
Fixed assets ratio
(単位：%)
89.85
91.95
76.65
94.07
137.64
1999/3 2000/3 2001/3 2002/3 2003/3

		1999/3	2000/3	2001/3	2002/3	2003/3
株主資本比率（%）	Ratio of stockholders' equity (%)	27.81	29.65	43.78	35.42	28.92
流動比率（%）	Current ratio (%)	130.61	140.88	157.47	133.84	116.40
固定比率（%）	Fixed assets ratio (%)	89.85	91.95	76.65	94.07	137.64

効率性 Efficiency


総資本回転率
Total assets turnover
(単位：回)
(times)
2.65
2.50
2.29
2.22
1.85
1999/3 2000/3 2001/3 2002/3 2003/3


固定資産回転率
Fixed assets turnover
(単位：回)
(times)
10.61
9.53
7.51
6.64
5.00
1999/3 2000/3 2001/3 2002/3 2003/3


有形固定資産回転率
Tangible fixed assets turnover
(単位：回)
(times)
24.69
26.93
29.07
35.09
35.88
1999/3 2000/3 2001/3 2002/3 2003/3

		1999/3	2000/3	2001/3	2002/3	2003/3
総資本回転率（回）	Total assets turnover (times)	2.65	2.50	2.29	2.22	1.85
固定資産回転率（回）	Fixed assets turnover (times)	10.61	9.53	7.51	6.64	5.00
有形固定資産回転率（回）	Tangible fixed assets turnover (times)	24.69	26.93	29.07	35.09	35.88

(注）総資本、株主資本及び固定資産は期首、期末の平均値。ただし1999年3月期は期末で算出。

Note: Total capital, stockholders' equity and fixed assets are the average value of the amounts at the beginning and end of each fiscal year, respectively. However, fiscal period ended in March 1999 was calculated using the number at the end of the term.

生産性


従業員一人当たり売上高 (単位：千円)
Sales per employee (Thousands of yen)
38,668
41,277
41,196
44,273
42,837
1999/3 2000/3 2001/3 2002/3 2003/3


従業員一人当たり当期利益 (単位：千円)
Net income per employee (Thousands of yen)
978
1,192
1,086
1,448
642
1999/3 2000/3 2001/3 2002/3 2003/3


期末従業員数 (単位：人)
Number of employees (Persons)
550
592
661
794
892
1999/3 2000/3 2001/3 2002/3 2003/3

	1999/3	2000/3	2001/3	2002/3	2003/3
従業員一人当たり売上高（千円） Sales per employee (Thousands of yen)	38,668	41,277	41,196	44,273	42,837
従業員一人当たり当期利益（千円） Net income per employee (Thousands of yen)	978	1,192	1,086	1,448	642
期末従業員数（人） Number of employees (Persons)	550	592	661	794	892

(注) 従業員一人当たり売上高及び従業員一人当たり当期利益は、期中平均従業員数で算出。
Note: Sales per employee and net income per employee are computed for the average number of employees during the term.

キャッシュ・フロー


キャッシュ・フロー (単位：百万円)
Cash flow (Millions of yen)
509
553
371
558
247
1999/3 2000/3 2001/3 2002/3 2003/3


減価償却費 (単位：百万円)
Depreciation expenses (Millions of yen)
103
138
126
140
158
1999/3 2000/3 2001/3 2002/3 2003/3


設備投資額 (単位：百万円)
Capital investment (Millions of yen)
86
101
113
161
280
1999/3 2000/3 2001/3 2002/3 2003/3

	1999/3	2000/3	2001/3	2002/3	2003/3
キャッシュ・フロー（百万円） Cash flow (Millions of yen)	509	553	371	558	247
減価償却費（百万円） Depreciation expenses (Millions of yen)	103	138	126	140	158
設備投資額（百万円） Capital investment (Millions of yen)	86	101	113	161	280

(注) キャッシュ・フロー＝当期純利益－法人税等調整額＋減価償却費－配当金－役員賞与
Note: Cash flow = Net income – Adjusted income and other taxes + Depreciation expenses – Dividends – Directors' and auditors' bonuses

その他指標


ROE (単位：%)
22.71
25.08
16.34
18.74
8.71
1999/3 2000/3 2001/3 2002/3 2003/3


ROA (単位：%)
17.42
13.45
9.95
15.33
5.96
1999/3 2000/3 2001/3 2002/3 2003/3

	1999/3	2000/3	2001/3	2002/3	2003/3
株主資本利益率［ROE］（%） Return on equity [ROE] (%)	22.71	25.08	16.34	18.74	8.71
総資本利益率［ROA］（%） Return on assets [ROA] (%)	17.42	13.45	9.95	15.33	5.96

(注1) 総資本及び株主資本は期首、期末の平均値。ただし1999年3月期は期末で算出。
(注2) ROA＝(営業利益＋受取利息・配当金－支払利息)／期首・期末の使用総資本の平均値
Note 1: Total assets and stockholders' equity are the average value of the amounts at the beginning and end of each fiscal year, respectively. However, fiscal period ended in March 1999 was calculated using the number at the end of the term.
2: ROA = (Operating profit + Interest and dividends received – Interest expenses)/Average value of total capital employed at the beginning and end of each fiscal year

収益性


売上高総利益率
Ratio of gross profit to sales
(単位：%)
(%)
44.52
42.51
39.36
42.00
36.02
1999/3 2000/3 2001/3 2002/3 2003/3


売上高営業利益率
Ratio of operating profit to sales
(単位：%)
(%)
7.99
5.71
4.55
9.70
2.62
1999/3 2000/3 2001/3 2002/3 2003/3


売上高経常利益率
Ratio of ordinary profit to sales
(単位：%)
(%)
8.86
5.93
4.79
9.95
2.72
1999/3 2000/3 2001/3 2002/3 2003/3

		1999/3	2000/3	2001/3	2002/3	2003/3
売上高総利益率（%）	Ratio of gross profit to sales (%)	44.52	42.51	39.36	42.00	36.02
売上高営業利益率（%）	Ratio of operating profit to sales (%)	7.99	5.71	4.55	9.70	2.62
売上高経常利益率（%）	Ratio of ordinary profit to sales (%)	8.86	5.93	4.79	9.95	2.72

安全性


株主資本比率
Ratio of stockholders' equity
(単位：%)
(%)
36.05
40.03
55.47
48.27
40.01
1999/3 2000/3 2001/3 2002/3 2003/3


流動比率
Current ratio
(単位：%)
(%)
132.62
129.68
158.70
144.57
105.63
1999/3 2000/3 2001/3 2002/3 2003/3


固定比率
Fixed assets ratio
(単位：%)
(%)
89.17
80.20
67.21
72.11
117.01
1999/3 2000/3 2001/3 2002/3 2003/3

		1999/3	2000/3	2001/3	2002/3	2003/3
株主資本比率（%）	Ratio of stockholders' equity (%)	36.05	40.03	55.47	48.27	40.01
流動比率（%）	Current ratio (%)	132.62	129.68	158.70	144.57	105.63
固定比率（%）	Fixed assets ratio (%)	89.17	80.20	67.21	72.11	117.01

効率性


総資本回転率
Total assets turnover
(単位：回)
(times)
3.22
2.98
2.83
2.54
2.15
1999/3 2000/3 2001/3 2002/3 2003/3


株主資本回転率
Stockholders' equity turnover
(単位：回)
(times)
9.79
7.80
5.88
4.96
4.91
1999/3 2000/3 2001/3 2002/3 2003/3


固定資産回転率
Fixed assets turnover
(単位：回)
(times)
10.86
9.27
8.14
7.09
5.20
1999/3 2000/3 2001/3 2002/3 2003/3

		1999/3	2000/3	2001/3	2002/3	2003/3
総資本回転率（回）	Total assets turnover (times)	3.22	2.98	2.83	2.54	2.15
株主資本回転率（回）	Stockholders' equity turnover (times)	9.79	7.80	5.88	4.96	4.91
固定資産回転率（回）	Fixed assets turnover (times)	10.86	9.27	8.14	7.09	5.20

(注) 総資本、株主資本及び固定資産は期首、期末の平均値
Note: Total capital, stockholders' equity and fixed assets are the average value of the amounts at the beginning and end of each fiscal year, respectively.

生産性



従業員一人当たり売上高 (単位：千円)
Sales per employee (Thousands of yen)
42,378 41,123 41,274 44,745 45,488
1999/3 2000/3 2001/3 2002/3 2003/3
従業員一人当たり当期利益 (単位：千円)
Net income per employee (Thousands of yen)
1,736 1,253 1,083 2,365 336
期末従業員数 (単位：人)
Number of employees (Persons)
545 587 648 694 767

		1999/3	2000/3	2001/3	2002/3	2003/3
従業員一人当たり売上高（千円）	Sales per employee (Thousands of yen)	42,378	41,123	41,274	44,745	45,488
従業員一人当たり当期利益（千円）	Net income per employee (Thousands of yen)	1,736	1,253	1,083	2,365	336
期末従業員数（人）	Number of employees (Persons)	545	587	648	694	767

(注) 従業員一人当たり売上高及び従業員一人当たり当期利益は、期中平均従業員数で算出
Note: Sales per employee and net income per employee are computed for the average number of employees during the term.

キャッシュ・フロー



キャッシュ・フロー (単位：百万円)
Cash flow (Millions of yen)
875 650 384 1,311 51
減価償却費 (単位：百万円)
Depreciation expenses (Millions of yen)
103 138 126 116 122
設備投資額 (単位：百万円)
Capital investment (Millions of yen)
104 99 113 119 212

		1999/3	2000/3	2001/3	2002/3	2003/3
キャッシュ・フロー（百万円）	Cash flow (Millions of yen)	875	650	384	1,311	51
減価償却費（百万円）	Depreciation expenses (Millions of yen)	103	138	126	116	122
設備投資額（百万円）	Capital investment (Millions of yen)	104	99	113	119	212

(注) キャッシュ・フロー＝当期純利益－法人税等調整額＋減価償却費－配当金－役員賞与
Note: Cash flow = Net income – Adjusted income and other taxes + Depreciation expenses – Dividends – Directors' and auditors' bonuses

その他指標



ROE (単位：%)
40.12 23.77 15.44 26.23 3.63
ROA (単位：%)
25.81 17.04 12.92 24.54 5.60
配当性向 (単位：%)
Dividend payout ratio
9.42 18.56 26.30 16.86 78.15

		1999/3	2000/3	2001/3	2002/3	2003/3
株主資本利益率 [ROE] (%)	Return on equity [ROE] (%)	40.12	23.77	15.44	26.23	3.63
総資本利益率 [ROA] (%)	Return on assets [ROA] (%)	25.81	17.04	12.92	24.54	5.60
配当性向 (%)	Dividend payout ratio (%)	9.42	18.56	26.30	16.86	78.15

(注1) 総資本及び株主資本は期首、期末の平均値 (注2) ROA＝(営業利益＋受取利息・配当金－支払利息)／期首・期末の使用総資本の平均値
Note 1: Total assets and stockholders' equity are the average value of the amounts at the beginning and end of each fiscal year, respectively. However, fiscal period ended in March 1999 was calculated using the number at the end of the term.
2: ROA = (Operating profit + Interest and dividends received – Interest expenses)/Average value of total capital employed at the beginning and end of each fiscal year

（単位：千円）(Thousands of ye

資産の部 Assets	連結 Consolidated 2001/3	2002/3	2003/3	単体 Non-consolidated 2001/3	2002/3	2003/3
流動資産 Current assets	7,785,450	11,501,221	13,147,127	5,981,084	9,189,739	8,932,396
現金・預金 Cash and bank deposits	2,700,702	3,785,296	3,814,392	2,472,564	3,211,059	3,327,926
受取手形 Notes receivable	3,583	21,223	45,956	3,583	5,081	45,956
売掛金 Trade receivable	2,433,065	3,664,034	3,023,232	2,620,437	3,934,147	3,477,563
営業未収金 Operating account receivable	—	354,176	431,842	—	—	—
割賦売掛金 Trade receivable in installment	1,711,383	2,141,639	3,769,120	—	—	—
たな卸資産 Inventories	40,242	107,783	89,505	40,204	107,773	55,098
前払費用 Prepaid expenses	84,808	154,261	285,905	76,500	94,830	197,241
繰延税金資産 Deferred tax assets	132,464	247,831	183,679	50,170	113,698	17,782
短期貸付金 Short-term loans	200,000	300,547	90,042	200,000	1,054,881	130,038
未収入金 Other receivables	497,737	751,237	870,659	522,290	666,859	1,020,503
その他 Others	38,516	41,859	662,671	40,382	47,003	702,157
貸倒引当金 Allowance for doubtful accounts	△57,054	△68,672	△119,882	△45,049	△45,596	△41,872
固定資産 Fixed assets	3,933,122	5,747,834	8,692,397	3,557,087	4,906,654	7,864,415
有形固定資産 Tangible fixed assets	886,608	949,150	1,063,969	885,354	867,580	956,232
建物 Buildings	266,883	272,500	302,252	266,883	261,336	291,303
構築物 Structures	3,432	4,620	4,753	3,432	2,941	3,397
車両運搬具 Vehicles and transportation equipment	128,400	153,881	215,957	128,400	115,810	148,521
工具器具備品 Tools, furniture and fixture	71,593	82,183	106,770	70,339	71,193	96,712
機械装置 Machinery and equipment	—	9,909	8,180	—	—	—
土地 Land	416,298	426,055	426,055	416,298	416,298	416,298
無形固定資産 Intangible assets	99,036	418,879	351,105	89,748	103,718	109,795
ソフトウェア Software	14,392	26,080	32,859	8,309	21,406	27,482
電話加入権 Telephone rights	84,644	93,712	93,930	81,438	82,312	82,312
連結調整勘定 Consolidation adjustment account	—	299,086	224,315	—	—	—
投資その他の資産 Investment and other assets	2,947,476	4,379,804	7,277,322	2,581,983	3,935,355	6,798,387
投資有価証券 Investment securities	110,463	58,084	457,646	110,463	57,818	457,322
関係会社株式 Shares in affiliates	—	80,000	0	37,710	357,710	365,390
出資金 Investment in interests	20	665	665	20	20	20
長期貸付金 Long-term loans	—	2,895	151,953	—	2,895	185,293
長期未収入金 Long-term receivable	1,694,611	1,956,405	812,011	1,577,075	1,860,675	735,344
破産・更生債権その他これらに準ずる債権 Claims in bankruptcy, rehabilitation and other similar items	541,474	1,461,904	793,933	372,273	1,128,768	282,403
長期前払費用 Long-term prepaid expenses	26,207	52,232	202,355	9,922	14,171	129,921
繰延税金資産 Deferred tax assets	649,888	879,167	1,187,932	414,750	453,158	657,737
差入保証金 Guarantee deposits	754,808	980,568	1,274,922	744,546	887,676	1,184,792
保険積立金 Insurance fund	116,878	142,611	175,529	116,878	142,611	171,086
劣後信託受益権 Subordinated Valuation Interest in Trust	—	—	3,507,218	—	—	3,507,218
その他 Others	20,000	22,895	250,000	20,000	22,895	250,000
貸倒引当金 Allowance for doubtful accounts	△966,875	△1,254,730	△1,536,846	△821,657	△990,151	△1,128,143
資産合計 Total assets	11,718,572	17,249,056	21,839,525	9,538,171	14,096,394	16,796,811

（単位：千円）(Thousands of yen)

負債の部 Liabilities	連結 Consolidated 2001/3	2002/3	2003/3	単体 Non-consolidated 2001/3	2002/3	2003/3
流動負債 Current liabilities	4,944,011	8,688,705	11,294,524	3,768,773	6,452,375	8,456,279
買掛金 Trade payable	223,897	262,183	203,565	222,145	262,183	209,366
営業未払金 Operating account payable	—	156,583	175,465	—	—	—
支払手形 Notes payable	—	150,000	—	—	—	—
短期借入金 Short-term borrowings	883,690	2,455,000	4,483,280	755,990	2,150,000	4,163,480
１年内償還予定社債 Bonds payable to be repaid within one year	—	96,000	256,000	—	96,000	256,000
１年内返済予定長期借入金 Current portion of long-term borrowings	706,626	1,035,366	1,471,784	217,532	225,003	374,600
委託事業主未払金 Payables to owner operators	1,415,501	1,538,038	1,669,051	1,415,501	1,571,634	1,714,878
未払金 Other payables	308,648	482,016	719,006	377,398	603,540	1,073,174
未払法人税等 Accrued income taxes	402,052	1,108,260	180,823	390,885	1,008,008	52,772
未払消費税等 Accrued consumption taxes	68,747	196,733	35,308	68,747	177,900	—
未払費用 Accrued expenses	142,757	178,220	178,415	139,157	156,029	156,967
前受金 Advance received	2,402	11,392	9,533	2,204	9,216	8,617
預り金 Deposits received	88,446	81,318	333,182	86,057	78,040	325,530
賞与引当金 Allowance for bonuses	94,513	118,526	135,106	91,579	102,644	112,649
前受収益 Unearned revenue	38,522	51,921	51,770	639	2,279	1,040
割賦前受利息 Unearned interest on installment	567,223	755,498	1,384,585	—	—	—
その他 Others	998	11,647	7,644	933	9,894	7,204
固定負債 Fixed liabilities	1,643,871	2,450,200	4,229,498	477,633	839,283	1,619,218
社債 Bonds	—	204,000	718,000	—	204,000	718,000
新株引受権付社債 Corporate bond with subscription warrant	—	—		—	40,000	40,000
長期借入金 Long-term borrowings	1,279,349	1,787,698	3,052,714	225,003	325,000	533,800
退職給付引当金 Reserve for retirement benefits	22,174	97,355	72,368	22,174	15,007	10,942
役員退職慰労引当金 Reserve for directors' retirement allowances	230,981	256,401	284,666	230,456	255,276	284,666
長期前受収益 Long-term unearned revenue	111,367	104,596	53,415	—	—	—
金利スワップ Interest Rate Swap	—	—	23,319	—	—	—
その他 Others	—	150	25,015	—	—	31,810
負債の部合計 Total liabilities	6,587,883	11,138,906	15,524,022	4,246,407	7,291,659	10,075,497
資本の部 Shareholders' equity						
資本金 Capital	1,182,450	1,262,448	1,262,448	1,182,450	1,262,448	1,262,448
資本剰余金／資本準備金 Capital earnings /capital reserve	1,108,000	1,188,958	1,188,958	1,108,000	1,188,958	1,188,958
利益剰余金／利益準備金 Retained earnings / profit reserve	2,846,619	3,673,157	3,918,133	35,272	48,572	48,572
その他の剰余金 Other surplus	—	—	—	2,972,422	4,319,170	4,268,217
別途積立金 Voluntary reserve	—	—	3,580,000	2,000,000	2,500,000	3,500,000
当期未処分利益 Unappropriated profit for the year	—	—	289,560	972,422	1,819,170	768,217
その他有価証券評価差額金 Valuation differences on other securities	△6,380	△13,714	△26,217	△6,380	△13,714	△26,250
自己株式 Treasury stock	—	△699	△27,819	—	△699	△20,631
資本の部合計 Total shareholders' equity	5,130,689	6,110,150	6,315,502	5,291,764	6,804,735	6,721,313
負債・資本の部合計 Total liabilities and shareholders' equity	11,718,572	17,249,056	21,839,525	9,538,171	14,096,394	16,796,811

（単位：千円）(Thousands of yen)

経常損益の部 Ordinary profit and loss	連結 Consolidated 2001/3	2002/3	2003/3	単体 Non-consolidated 2001/3	2002/3	2003/3
営業損益の部 Operating profit and loss						
営業収益 Operating revenue						
売上高 Net sales	25,809,739	32,208,723	36,111,978	25,486,438	30,024,144	33,229,360
営業費用 Operating expenses						
売上原価 Cost of goods sold	15,616,824	20,006,392	23,974,953	15,453,623	17,414,326	21,259,926
販売費及び一般管理費 Selling, general and administrative expenses	9,044,208	9,957,167	10,939,508	8,872,822	9,696,557	11,098,189
営業利益 Operating income	1,148,706	2,245,162	1,197,517	1,159,992	2,913,260	871,244
営業外損益の部 Non-operating profit and loss						
営業外収益 Non-operating revenue						
受取利息 Interest income	2,433	2,583	9,050	3,990	8,848	27,706
受取配当金 Dividends income	40	66	26	40	40	4
損害金収入 Income from indemnities	48,159	91,090	98,284	48,159	91,090	95,530
受取手数料 Fees received	91,592	69,703	59,298	91,592	69,703	59,298
キャンセル料収入 Income from cancellation charges	—	—	76,132	—	—	—
その他 Others	48,822	44,198	67,738	17,824	28,400	49,704
営業外費用 Non-operating expenses						
支払利息 Interest expenses	31,092	26,432	39,431	30,862	21,145	30,378
支払キャンセル料 Cancellation charges	—	—	31,398	16,020	20,508	10,827
公開準備費 IPO preparation charges	13,917	3,818	—	13,917	3,818	—
支払手数料 Commission Paid	14,620	21,332	26,365	14,620	21,332	26,191
その他 Others	23,404	54,939	152,884	23,404	54,918	132,468
経常利益 Ordinary income	1,256,722	2,346,283	1,257,967	1,222,775	2,989,620	903,621
特別損益の部 Extraordinary profit and loss						
特別利益 Extraordinary profit						
固定資産売却益 Gain on sale of fixed assets	987	1,123	3,689	987	1,123	194
その他 Others	—	—	825	—	—	—
特別損失 Extraordinary loss						
固定資産売却損 Loss on sale of fixed assets	125	—	—	125	—	—
固定資産除却損 Loss on retirement of fixed assets	9,025	7,048	8,424	9,025	6,064	7,081
投資有価証券評価損 Loss on evaluation of investment securities	—	45,000	220,280	—	40,000	220,280
退職給付会計基準変更時差異処理額 Differences resulting from a change of accounting standard for retirement benefits	20,876	—	—	20,876	—	—
税引前当期純利益 Income before income taxes	1,227,683	2,295,358	1,033,776	1,193,736	2,944,680	676,453
法人税・住民税及び事業税 Corporate income tax, inhabitant tax and enterprise tax	785,043	1,527,705	681,620	735,578	1,401,953	484,005
過年度法人税等 Prior year's corporate income tax, etc.	—	53,499	46,363	—	52,355	46,363
法人税等調整額 Income taxes-deferred	△237,911	△339,334	△235,535	△210,353	△96,625	△99,585
当期純利益 Net income	680,551	1,053,487	541,328	668,511	1,586,997	245,670
前期繰越利益 Brought forward retained earnings	—	—	—	376,290	326,922	618,476
中間配当額 Interim dividends paid	—	—	—	65,799	94,749	95,929
中間配当に伴う利益準備金積立額 Transfer to profit reserve related of payment of interim dividends	—	—	—	6,579	—	—
当期未処分利益 Unappropriated profit of the year	—	—	—	972,422	1,819,170	768,217

（単位：千円）(Thousands of yen)

連結剰余金計算書 Consolidated statements of retained earnings	連結 Consolidated 2001/3	2002/3	2003/3
利益剰余金期首残高 Beginning balance of retained earnings	2,316,167	2,846,619	3,673,157
利益剰余金減少高 Decrease in retained earnings	150,099	226,949	296,353
配当金 Dividends	131,599	208,449	268,603
役員賞与 Directors' bonuses	18,500	18,500	27,750
当期純利益 Net income	680,551	1,053,487	541,328
利益剰余金期末残高 Ending balance of retained earnings	2,846,619	3,673,157	3,918,133

（単位：千円）(Thousands of yen)

キャッシュ・フロー計算書 Statements of Cash Flows

	連結 Consolidated 2001/3	2002/3	2003/3
営業活動によるキャッシュ・フロー Cash flows from operating activities			
税金等調整前当期純利益 Income before income taxes	1,227,683	2,295,358	1,033,776
減価償却費 Depreciation	126,747	140,033	158,364
貸倒引当金の増加額 Increase in allowance for doubtful accounts	472,310	294,681	332,978
賞与引当金の増加額 Increase in allowance for bonuses	4,544	6,192	16,471
退職給付金引当金の増減額 Increase or decrease in reserve for retirement benefits	22,174	△37,126	△24,986
役員退職慰労引当金の増加額 Increase in reserve for directors' retirement allowances	23,773	25,420	28,265
受取利息及び受取配当金 Interest and dividends income	△2,474	△2,650	△9,077
支払利息 Interest expenses	31,092	26,583	39,431
売上債権の増加額 Increase in trade receivables	△1,328,996	△2,345,092	△687,392
割賦債権の増減額 Increase or decrease in receivables in installment	364,080	△529,453	△1,747,483
たな卸資産の増減額 Increase or decrease in inventories	△28,057	△44,496	26,363
仕入債務の増減額 Increase in trade payables	219,990	△47,236	△72,874
未払消費税等の増減額 Increase or decrease in accrued consumption taxes	17,557	128,776	△164,910
その他資産・負債の増減額 Increase or decrease in other assets and liabilities	14,879	△672,851	△549,708
その他 Others	△10,337	107,196	264,024
小計 Sub-total	1,154,966	△654,664	△1,356,757
利息及び配当金の受取額 Receipt of interest and dividends	2,448	2,877	8,815
利息の支払額 Payment of interest	△26,362	△33,847	△40,321
法人税等の支払額 Payment of income taxes	△642,089	△876,014	△1,666,643
営業活動によるキャッシュ・フロー Cash flows from operating activities	488,963	△1,561,648	△3,054,905
投資活動によるキャッシュ・フロー Cash flows from investing activities			
定期預金の預入による支出 Increase in time deposits	△408,000	△472,000	△736,000
定期預金の払出による収入 Proceeds from time deposits	300,000	300,000	907,724
投資有価証券の取得による支出 Payment for acquisition of investment securities	△121,463	△80,000	△641,400
投資有価証券の売却による収入 Proceeds from sales of investment securities	—	3,000	—
有形固定資産の取得による支出 Purchase of tangible fixed assets	△113,466	△141,361	△263,701
有形固定資産の売却による収入 Sales proceeds form tangible fixed assets	11,349	2,300	6,357
連結の範囲の変更を伴う子会社株式の取得による収入 Proceeds from acquisition of subsidiary stocks according to the change in scope of consolidation.	—	515,405	—
その他 Others	△219,768	△322,724	59,452
投資活動によるキャッシュ・フロー Cash flows from investing activities	△551,348	△195,380	△667,567
財務活動によるキャッシュ・フロー Cash flows from financing activities			
短期借入金純増減額 Net increase or decrease in short-term borrowings	△846,760	1,571,310	2,016,280
長期借入れによる収入 Increase in long-term borrowings	150,000	1,700,000	2,300,000
長期借入金の返済による支出 Repayment of long-term borrowings	△811,694	△862,911	△606,076
株式発行による収入 Issuance of shares	1,410,000	159,996	—
配当金の支払額 Payment of dividends	△131,599	△208,449	△268,603
社債発行による収入 Proceeds from issuance of bonds	—	300,000	800,000
社債償還による支出 Payment for redemption of bonds	—	—	△126,000
自己株式の取得による支出 Payment for purchase of treasury stock	—	△699	—
財務活動によるキャッシュ・フロー Cash flows from financing activities	△230,053	2,659,245	4,115,600
現金及び現金同等物の増加額 Increase in cash and cash equivalents	△292,439	902,216	393,127
現金及び現金同等物の期首残高 Beginning balance of cash and cash equivalents	2,445,792	2,153,353	3,055,570
連結追加に伴う現金及び現金同等物の増加額 Increase in Cash and Cash Equivalents as a Result of Further Consolidation	—	—	57,670
現金及び現金同等物の期末残高 Ending balance of cash and cash equivalents	2,153,353	3,055,570	3,506,367

■ 会社概要

社　　名	軽貨急配株式会社
本　　社	大阪府門真市垣内町 12-32 TEL (06) 6907-5770(代表) FAX (06) 6907-5780 ホームページ http://www.keikaexp.co.jp/
設　　立	1987年12月21日
資 本 金	1,262,448千円 (2003年3月31日現在)
社 員 数	767名 [連結 892名] (2003年3月31日現在)
株式上場市場	大阪証券取引所 市場第二部 (証券コード9374)

■ Profile

Company name:	Keika Express Co., Ltd.
Head office:	12-32, Kakiuchi-cho, Kadoma-shi, Osaka 571-0065 Tel (06) 6907-5770 Fax (06) 6907-5780 URL http://www.keikaexp.co.jp/
Establishment:	December 21, 1987
Capital stock:	¥1,262,448,000 (as of March 31, 2003)
Workforce:	767 [892 on a consolidated basis] (as of March 31, 2003)
Stock listing:	Second Section of the Osaka Securities Exchange (Code: 9374)

■ 会社沿革

1987年12月
軽貨急配株式会社（大阪府寝屋川市）設立、委託事業主方式を採用した貨物軽自動車運送事業を開始。

1996年8月
株式譲受によりケイエスイー東日本株式会社を100%出資子会社とする。

1996年10月
大阪府門真市に本社を移転。

1996年12月
株式譲受によりケイエスイー西日本株式会社を100%出資子会社とする。

1997年3月
香川県高松市に高松支店新設。四国エリア各地に営業展開を図る。

1997年4月
パソコンを全支店に配備し、早期支払システムを導入する。

1998年4月
株式額面金額を50,000円から50円に変更するため、形式上の存続会社である軽貨急配株式会社（旧協和鍍金工業株式会社）と合併。

1998年12月
有限会社ラックから株式会社ラックに改組。

2000年7月
ケイエスイー東日本株式会社（連結子会社）がケイエスイー西日本株式会社（連結子会社）を吸収合併。商号を株式会社エムシーコンビニエンスに変更し、大阪府門真市に本社を移転。

2000年10月
大阪証券取引所第二部に上場。

2001年4月
第三者割当増資により軽貨急配シーエス株式会社（旧社名フットワークデリバリーサービス株式会社）を連結子会社とする。

2002年3月
株式譲受により株式会社ラックを100%出資子会社とする。

■ History

December 1987
Keika Express Co., Ltd., established in Neyagawa, Osaka, and the light-truck freight transportation business with the innovative "owner-operator system" started.

August 1996
KSE East-Japan Co., Ltd., became a fully owned subsidiary through a stock transfer.

October 1996
Head office moved to Kadoma, Osaka.

December 1996
KSE West-Japan Co., Ltd., became a fully owned subsidiary through a stock transfer.

March 1997
Opened Takamatsu Branch in Takamatsu, Kagawa, to extend its business to the Shikoku area.

April 1997
Advance payment system introduced by assigning a sufficient number of personal computers to all branches.

April 1998
To change the par value of its stock from ¥50,000 to ¥50 the former Keika Express Co., Ltd., the substantial surviving company, was merged with the formal surviving company Keika Express Co., Ltd., former Kyowa Mekki Co., Ltd.

December 1998
Luck PLC as a limited liability company incorporated into Luck Co., Ltd. as a joint stock company.

July 2000
KSE East-Japan Co., Ltd. (consolidated subsidiary), acquired KSE West-Japan Co., Ltd. (consolidated subsidiary).
The trade name was changed to MC Convenience Co., Ltd., and the head office moved to Kadoma, Osaka.

October 2000
Stock listed on the Second Section of the Osaka Securities Exchange.

April 2001
Keika Express CS (formerly Footwork Delivery Service Corporation) became a consolidated subsidiary following the allocation of new stocks to a third party.

March 2002
Acquired the 100% equity of Luck Co., Ltd. through a stock transfer.

■ 子会社・関連会社
Subsidiaries/Affiliates


運送事業
(貨物運送受託業務)
Transportation Section
(Consigned Freight Transportation Business)
顧客（荷主企業）
Client (Shipper)
連結子会社（株）ラック
LUCK Co., Ltd (Consolidated subsidiary)
開発事業
Sales Section
(Owner Operator Development Business)
運送業務委託
Outsources logistics operations
中古車輌その他附属品販売
Sells second-hand vehicles and their accessories
軽貨急配（株）
Keika Express Co., Ltd.
運送業務委託
Outsources logistics operations
運送業務委託
Outsources logistics operations
運送業務委託
Outsources logistics operations
貨物軽自動車販売
Sells delivery vehicles
オートローン立替払
Pays advances for car loans
連結子会社 軽貨急配シーエス(株)
Keika Express CS Corporation (Consolidated subsidiary)
委託事業主（オーナーオペレーター）
Owner Operator
オートローン契約
リース契約
自動車保険取扱
Car loan contract
Lease contract
Auto insurance
連結子会社（株）エムシーコンビニエンス
MC Convenience Co., Ltd. (Consolidated subsidiary)

軽貨急配株式会社
〒571-0065 大阪府門真市垣内町12-32
TEL(06)6907-5770
FAX(06)6907-5780
http://www.keikaexp.co.jp/

Keika Express Co., Ltd.
12-32, Kakiuchi-cho, Kadoma-shi, Osaka 571-0065
TEL(06)6907-5770
FAX(06)6907-5780
http://www.keikaexp.co.jp/